________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                             WHITTAKER CORPORATION
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                             WHITTAKER CORPORATION
                       (NAME OF PERSON FILING STATEMENT)

                            ------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
              SERIES D PARTICIPATING CONVERTIBLE PREFERRED STOCK,
                           PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  966680-40-7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                              LYNNE M. O. BRICKNER
                           VICE PRESIDENT, SECRETARY
                              AND GENERAL COUNSEL
                             WHITTAKER CORPORATION
                           1955 NORTH SURVEYOR AVENUE
                           SIMI VALLEY, CA 93063-3386
                                 (805) 526-5700

   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE
          AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                            ------------------------

                                    COPY TO:
                            CHRISTOPHER MAYER, ESQ.
                             DAVIS POLK & WARDWELL
                              450 LEXINGTON AVENUE
                               NEW YORK, NY 10017
                                 (212) 450-4000

________________________________________________________________________________

ITEM 1 -- SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Whittaker Corporation, a Delaware corporation (the 'Company'), and the address of the principal executive offices of the Company is 1955 N. Surveyor Avenue, Simi Valley, California 93063. The titles of the classes of equity securities to which this statement relates are
(i) the Company's common stock, par value $0.01 per share (the 'Common Shares') and (ii) the Company's Series D participating convertible preferred stock, par value $1.00 per share (the 'Preferred Shares').

ITEM 2 -- TENDER OFFER OF THE BIDDER.

     This statement relates to the tender offer (the 'Offer') disclosed in the Tender Offer Statement on Schedule 14D-1 dated June 15, 1999 (the 'Schedule 14D-1'), filed by Meggitt Acquisition Inc. ('Purchaser'), a Delaware corporation and an indirect wholly-owned subsidiary of Meggitt PLC, a public limited company incorporated under the laws of England and Wales ('Parent'), to purchase (i) all of the Company's outstanding Common Shares at a price of $28.00 per Common Share (the 'Offer Price') and (ii) all of the Company's outstanding Preferred Shares at a price of $9,142.87 per Preferred Share (the 'Preferred Share Price'), in each case, net to the seller in cash, without interest thereon. The Common Shares and the Preferred Shares are collectively referred to herein as the 'Shares'.

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 9, 1999 (the 'Merger Agreement'), among the Company, Purchaser and Parent. The Offer is conditioned upon, among other things, there being validly tendered in accordance with the Offer and not properly withdrawn prior to the expiration of the Offer, a number of Shares which, together with the number of Shares beneficially held by Parent, constitutes at least a majority of the outstanding Common Shares on a fully-diluted basis (the 'Minimum Condition'). The Merger Agreement also provides that, in accordance with the terms and subject to the conditions thereof, following the consummation of the Offer, Purchaser will be merged with the Company (the 'Merger') at the effective time (the 'Effective Time'), and the Company will continue as the surviving corporation (the 'Surviving Corporation') and become an indirect wholly-owned subsidiary of Parent. A copy of the Merger Agreement is filed as Exhibit (c)(1) to this Schedule 14D-9 and is incorporated by reference herein.

     The Schedule 14D-1 indicates that the principal executive offices of Purchaser and Parent are located at Farrs House, Cowgrove, Wimborne, Dorset BH21 4EL, United Kingdom.

ITEM 3 -- IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above. Unless the context otherwise requires, references to the Company in this statement are to the Company and its subsidiaries and predecessors, viewed as a single entity.

     (b) Except as described or referred to in the attached Annex B or as set forth in the description of the Merger Agreement under Stock Option Plans, Employee Benefits and Indemnification and Insurance, to the knowledge of the Company there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Parent or Purchaser or any of their respective executive officers, directors or affiliates.

THE MERGER AGREEMENT

     The following is a summary of the material terms of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference and a copy of which has been filed with the Commission as an exhibit hereto.

     General. The Merger Agreement provides for the commencement of the Offer, upon the terms and subject to the conditions set forth therein, and further provides for the consummation of the Merger following the satisfaction or waiver, if permitted by applicable law, of the conditions set forth in the Merger Agreement.

     In the Merger Agreement, the Company consented to the Offer and represented that the Company Board has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company's stockholders, (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the Delaware General Corporation Law (the 'DGCL'), and (iii) resolved (subject to the provision described in the second paragraph of 'Other Proposals' below) to recommend that the Company's stockholders accept the Offer and approve and adopt the Merger Agreement and the Merger.

     The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the DGCL, Purchaser will be merged with the Company at the Effective Time. Following the Merger, the separate corporate existences of Purchaser and the Company will cease and the Surviving Corporation will succeed to and assume all the rights and obligations of Purchaser and the Company in accordance with the DGCL.

     At the Effective Time, each Common Share and each Preferred Share outstanding immediately prior to the Effective Time (other than those held by the Company as treasury stock or owned by Parent or any of its subsidiaries immediately prior to the Effective Time, all of which will be cancelled, and dissenting Shares, if any) will, by virtue of the Merger, be converted into the right to receive, in the case of a Common Share, the Offer Price, and, in the case of a Preferred Share, the Preferred Share Price, in cash, without interest and less any required withholding taxes (the 'Merger Consideration'), payable to the holder thereof upon surrender of the certificates representing such Common Shares or Preferred Shares.

     Subject to the terms and conditions in the Merger Agreement, (a) if approval of the stockholders of the Company is required under the DGCL, a Certificate of Merger shall be duly filed with the Secretary of State of the State of Delaware as soon as practicable after obtaining such stockholder approval or (b) if such stockholder approval is not required to be obtained in order to consummate the Merger, a Certificate of Ownership and Merger shall be duly filed with the Secretary of State of the State of Delaware as soon as practicable after the expiration of the Offer. If a stockholder vote is required in connection with the Merger, Parent has agreed to cause all Shares owned by Parent, Purchaser and their affiliates to be voted in favor of the Merger. If Purchaser and/or Parent and its affiliates are the owners of at least 90% of the outstanding Shares of each class following the Offer or otherwise, the Merger will be consummated without a meeting or vote of stockholders in accordance with the 'short-form' merger provisions of Section 253 of the DGCL.

     Stock Option Plans. The Merger Agreement provides that at, or immediately prior to the Effective Time, each employee and director stock option to purchase Shares outstanding under any employee or director stock option or compensation plan or arrangement of the Company, whether or not vested or exercisable, will be canceled, and the Company shall pay each holder of any such option at or promptly after the Effective Time for each such option, an amount in cash equal to (i) the product of (A) the excess, if any, of the Offer Price over the applicable exercise price of such option and (B) the number of Common Shares each holder could have purchased (assuming full vesting of all options) had such holder exercised such option in full immediately prior to the Effective Time minus (ii) the amount of any applicable withholding tax.

     Prior to the Effective Time, to the extent required to effect the transactions contemplated by the Merger Agreement, the Company has agreed to take any actions necessary with respect to its stock option or compensation plans or arrangements, including if applicable making amendments to the terms of such stock option or compensation plans or arrangements.

     Employee Benefits. Following the Effective Time, Parent will, or will cause the Surviving Corporation to (i) honor all obligations under the employment agreements of the Company and (ii) pay all benefits (including any vacation, personal or sick days) accrued through the Effective Time under employee benefit plans, programs, policies and arrangements of the Company (including any rabbi trust agreement) in accordance with the terms thereof. Parent has also agreed to provide, or cause the Surviving Corporation to provide, employees of the Company or any of its subsidiaries as of the Effective Time (the 'Continuing Employees') for a period of not less than one year following the Effective Time with compensation and benefits which, in the aggregate, are not less favorable than either the compensation and benefits provided to such employees immediately prior to the Effective Time or the compensation and benefits provided to similarly situated employees of Parent or any affiliate of Parent. Parent, however, has the right to terminate the employment of any Continuing Employee following the Effective Time, provided however that for a period of one year following the Effective Time, Parent will, or will cause the Surviving Corporation to, establish and maintain a plan to provide severance and termination benefits to all Continuing Employees which are no less favorable than the severance and termination benefits provided under the Company's plans and arrangements in effect as of the date of the Merger Agreement as disclosed to Parent in writing prior to the date hereof. With respect to medical benefits provided to Continuing Employees after the Effective Time, Parent agrees that it will, or it will cause the Surviving Corporation and its subsidiaries to, waive waiting periods and pre-existing condition requirements (to the extent waived under the Company's plans), and will give Continuing Employees credit for any copayments and deductibles actually paid by such employees under the Company's medical plans during the calendar year in which the Effective Time occurs. In addition, service with the Company shall be recognized for purposes of eligibility under the welfare plan in which Continuing Employees participate as well as for purposes of the programs or policies for vacation pay and sick pay in which Continuing Employees participate.

     Board Representation; Amendments and Waivers. The Merger Agreement provides that upon Purchaser's acceptance for payment pursuant to the Offer of a number of Shares that satisfies the Minimum Condition, Parent shall be entitled, subject to Section 14(f) of the Exchange Act, to designate the number of directors, rounded up to the nearest whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Company's Board of Directors and (ii) the percentage that the number of Common Shares beneficially owned by Parent bears to the total number of Common Shares outstanding on a fully diluted basis, and the Company shall take all action necessary to cause Parent's designees to be elected or appointed to the Company's Board of Directors, including, without limitation, increasing the number of directors, and seeking and accepting resignations of incumbent directors. At such time, the Company will also use its best efforts to cause individuals designated by Parent to constitute the number of members, rounded up to the nearest whole number, on (i) each committee of the Board of Directors of the Company and (ii) each board of directors of each subsidiary of the Company (and each committee thereof) that represents the same percentage as such individuals represent on the Board of Directors of the Company. Notwithstanding the foregoing, Parent and the Company will use their reasonable efforts to ensure that at least two members of the Company's Board of Directors as of the date of the Merger Agreement who are not employees of the Company ('Continuing Directors') will remain members of the Company's Board of Directors until the Effective Time.

     Any provision of the Merger Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and signed, in the case of any amendment, by the Company and Parent or, in the case of a waiver, by the party against whom the waiver is to be effective. However, following the election or appointment of Parent's designees to the Company's Board of Directors until the Effective Time, the approval of a majority of the Continuing Directors shall be required to authorize any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement requiring action by the Company's Board of Directors, any extension of time for performance of any obligation or action under the Merger Agreement by Parent or Purchaser and any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the Company's benefit (including, with respect to the Offer, any waiver of the Minimum Condition, any change in the form of or decrease in the consideration per Share, any decrease in the number of Shares sought or the imposition of any additional conditions).

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto, including, without limitation, (i) representations and warranties by the Company as to corporate existence and power, authority relative to the Merger Agreement and the transactions contemplated thereby, governmental consents and approvals, non-contravention, the Company's capitalization, public filings, financial statements, information supplied, absence of certain changes or undisclosed material liabilities, litigation, taxes, employee benefit and labor matters, compliance with applicable laws and antitakeover statutes, finders' fees, environmental matters, the Rights Agreement, intellectual property, the Year 2000 issue, properties and defaults under contracts, and (ii) representations and warranties by Parent (with respect to itself and Purchaser) as to corporate existence and power, authority relative to the Merger Agreement and the transactions contemplated thereby, governmental consents and approvals, non-contravention, information supplied, finders' fees and financing agreements.

     Conduct of Business Until the Merger. The Merger Agreement provides that, the Company will, and will cause its subsidiaries to, carry on their respective business in the ordinary course consistent with past practices and use all reasonable best efforts to preserve intact their business organizations and relationships with third parties and to keep available the services of their current officers and employees. The Merger Agreement further provides that, without limiting the generality of the foregoing, (a) the Company will not adopt or propose any change in its certificate of incorporation or any material change in its bylaws; (b) the Company will not, and will not permit any of its subsidiaries to, adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization of the Company or any of its subsidiaries (other than a liquidation or dissolution of any such subsidiary, a merger or consolidation between wholly-owned subsidiaries of the Company or of any such wholly-owned subsidiary into the Company); (c) the Company will not, and will not permit any of its subsidiaries to, make any equity investment in or acquisition of any business of any person or any material amount of assets, except (i) for any capital expenditure permitted by the Merger Agreement, (ii) for equity investment in any wholly-owned subsidiary of the Company or (iii) in the ordinary course of business consistent with past practices; (d) the Company will not, and will not permit any of its subsidiaries to, sell, lease, license or otherwise dispose of any assets in an amount that would be material to the Company and its subsidiaries, taken as a whole, except (i) pursuant to existing contracts or commitments or (ii) in the ordinary course of business consistent with past practices; (e) the Company will not, and will not permit any of its subsidiaries to, declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock other than
(i) dividends or other distributions paid by any of its subsidiaries to the Company or any other subsidiary of the Company and (ii) dividends payable in accordance with the terms of the Preferred Shares; (f) the Company will not, and will not permit any of its subsidiaries to, issue, sell, transfer, pledge or dispose of any shares of, or securities convertible into or exchangeable for, or options, warrants, calls commitments or rights of any kind to acquire, any shares of capital stock of any class or series of the Company or its subsidiaries other than (i) issuances pursuant to the exercise of options under the Option Plans (as defined in the Merger Agreement), outstanding on the date of the Merger Agreement, (ii) issuances pursuant to the conversion of the Preferred Shares and the Convertible Notes (as defined in the Merger Agreement) outstanding on the date of the Merger Agreement and (iii) issuances by any of its subsidiaries to the Company or any other subsidiary of the Company; (g) the Company will not, and will not permit any of its subsidiaries to, redeem, purchase or otherwise acquire directly or indirectly any of the Company's capital stock; (h) the Company will not, and will not permit any of its subsidiaries to, make or commit to make any capital expenditure, except in the ordinary course of business or pursuant to the 1999 budget made available to Parent; (i) the Company will not, and will not permit any of its subsidiaries to, (i) incur or assume any long-term or short-term debt or issue any debt securities, except for borrowings under existing lines of credit in the ordinary course of business consistent with past practice (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except in the ordinary course of business consistent with past practice, and except for obligations of the wholly-owned subsidiaries of the Company; (iii) make any loans, advances or capital contributions to, or investment in, any other person, except in the ordinary course of business consistent with past practice and except to wholly owned subsidiaries of the Company or to the Company; (iv) pledge or otherwise encumber shares of capital stock of the Company or its subsidiaries; or (v) mortgage or pledge any of its material assets, tangible or intangible, or create any material Lien (as defined in the Merger Agreement) thereupon, except in the ordinary course of business consistent with past practice; (j) except as may be required by law or as contemplated by the Merger Agreement or as required by existing agreements or arrangements, the Company will not, and will not permit any of its subsidiaries to, increase in any manner the compensation or benefits under the Benefit Plans (as defined in the Merger Agreement) of any director, officer or employee or pay any benefit not required by any plan and arrangement as in effect as of the date of the Merger Agreement (including, without limitation, the granting of stock appreciation rights or performance units), in each case other than in the ordinary course of business consistent with past practice; (k) the Company will not, and will not permit any of its subsidiaries to, enter into any material contract, agreement, commitment or transaction, other than in the ordinary course of business consistent with past practice;
(l) except as may be required as a result of a change in law or in U.S. GAAP, the Company will not, and will not permit its subsidiaries to, change materially any of the accounting principles or practices used by it; (m) the Company will not, and will not permit any of its subsidiaries to, revalue any material assets (including, without limitation, writing down the value of inventory or writing-off notes or accounts receivable) other than in the ordinary course of business consistent with past practice or as required by U.S. GAAP; (n) the Company will not, and will not permit any of its subsidiaries to, make or revoke any tax election, or settle or compromise any tax liability, or change any material aspect of its method of tax accounting, in each case other than in the ordinary course of business consistent with past practice; (o) the Company will not, and will not permit any of its subsidiaries to, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary and usual course of business consistent with past practice or waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which the Company or any of its subsidiaries is a party; (p) the Company will not, and will not permit any of its subsidiaries to, settle or compromise any pending or threatened suit, action or claim relating the transactions contemplated hereby; (q) the Company will not, and will not permit any of its subsidiaries to, enter into any agreement that limits or otherwise restricts the Company or any of its subsidiaries or any successor thereto or that could, after the Effective Time, limit or restrict the Surviving Corporation and its affiliates (including Parent) or any successor thereto, from engaging or competing in any line of business or in any geographic areas; (r) the company will not, and will not permit any of its subsidiaries to, agree or commit to do any of the foregoing; and (s) the Company will not, and will not permit any of its subsidiaries to, take any action that would make any representation or warranty of the Company hereunder inaccurate in any material respect at, or as of any time prior to, the Effective Time.

     Other Proposals. The Merger Agreement provides that the Company will not, nor will it permit any of its subsidiaries, affiliates or representatives, to directly or indirectly, (1) take any action to solicit, initiate or encourage any offer or proposal for a merger or other business combination transaction involving the acquisition of all or a material portion of the equity interest in, or all or a material portion of the assets of, the Company and its subsidiaries, other than transactions contemplated by the Merger Agreement (an 'Acquisition Proposal'), or (2) furnish information to or participate in any discussions or negotiations with any person that has made or indicated an interest in making an Acquisition Proposal; provided, however, that nothing prohibits the Board of Directors of the Company from furnishing information to, or entering into discussions or negotiations with, any person that has made an unsolicited bona fide written Acquisition Proposal if, and only to the extent that (A) the acceptance for payment of Shares pursuant to the Offer shall not have occurred, (B) the Board of Directors of the Company, based on advice of outside legal counsel, determines in good faith that failure to take such action would present a reasonable probability of violating its fiduciary duties under applicable law, and (C) prior to taking such action, the Company (x) provides reasonable notice to Parent to the effect that it intends to take such action and (y) receives from such person an executed confidentiality agreement in reasonably customary form and in any event containing terms at least as stringent as those contained in the Confidentiality Agreement executed by Parent. Prior to providing any information to or entering into discussions or negotiations with any person in connection with an Acquisition Proposal by such Person, the Company shall notify Parent of any such Acquisition Proposal (including, without limitation, the material terms and conditions thereof and of the identity of the person making it) as promptly as practicable (but in no case later than one business day) after its receipt thereof, and shall thereafter inform Parent on a prompt basis of the status of any discussion or negotiations with such third party and any material changes to the terms and conditions of such Acquisition Proposal, and shall promptly give Parent a copy of any information delivered to such person which has not previously been reviewed by Parent. The Merger Agreement further provides that the Company will, and will cause its subsidiaries and the officers, directors, employees and other agents and advisors of the Company and its subsidiaries to, immediately cease and cause to be terminated all discussions and negotiations, if any, that have taken place prior to the date of the Merger Agreement with any parties with respect to any

Acquisition Proposal. In addition, the Merger Agreement provides that nothing contained therein prevents the Board of Directors of the Company from complying with Rule 14e-1 under the Exchange Act with respect to any Acquisition Proposal.

     The Merger Agreement also provides that the Board of Directors of the Company may not withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent, its approval or recommendation of the Merger Agreement, the Offer or the Merger unless the Board of Directors of the Company, based on advice of its outside legal counsel, determines in good faith that failure to do so would present a reasonable probability of violating its fiduciary duties under applicable law; provided, however, the Board of Directors of the Company may not approve or recommend (and in connection therewith, withdraw or modify its approval or recommendation of the Merger Agreement, the Offer or the Merger) an Acquisition Proposal unless (i) the Company has complied with the provisions described in this and the preceding paragraph, including, without limitation, the requirement that it notify Parent promptly after its receipt of any Acquisition Proposal, (ii) the Acquisition Proposal is a Superior Proposal and (iii) it determines in good faith (based on advice of its outside legal counsel) that the failure to do so would present a reasonable probability of violating its fiduciary duties under applicable law. For purposes of the Merger Agreement, 'Superior Proposal' means any Acquisition Proposal (A) involving the acquisition of the entire equity interest in, or all or substantially all of the assets and liabilities of, the Company and its subsidiaries and (B) with respect to which the Board of Directors of the Company
(x) determines in good faith that such proposal, if accepted, is reasonably likely to be consummated, taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal and (y) believes in good faith, based on the advice of its financial advisors, that such proposal would, if consummated, result in a transaction more favorable to the Company's stockholders from a financial point of view than the Offer and the Merger.

     Conditions of the Merger. The obligations of the Company, Parent and Purchaser to consummate the Merger are subject to the satisfaction (or waiver by the party for whose benefit the applicable condition exists) of the following conditions: (a) if required by the DGCL, the Merger Agreement shall have been approved and adopted by the stockholders of the Company in accordance with such Law; (b) no provision of any applicable U.S. or U.K. law or regulation and no judgment, injunction, order or decree of a U.S. or U.K. court of competent jurisdiction shall prohibit or enjoin the consummation of the Merger; and (c) Purchaser shall have purchased Shares pursuant to the Offer.

     Termination of the Merger Agreement. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Merger Agreement by the stockholders of the Company or Parent: (1) by mutual written agreement of the Company and Parent; (2) by either the Company or Parent, (a) if the Offer has not been consummated on or before the 60th U.S. business day after commencement of the Offer (or, if the period of time for any applicable review process under the Exon-Florio Act has not expired by such date, then the date on which the Exon-Florio Act review process is completed), provided that the right to terminate the Merger Agreement under this clause shall not be available to any party whose breach of any provision of the Merger Agreement results in the failure of the Offer to be consummated by such time; or
(b) if consummation of the Merger would violate or be prohibited by any U.S. or U.K. law or regulation or if any injunction, judgment, order or decree of a U.S. or U.K. court of competent jurisdiction enjoining the Company or Parent from consummating the Merger is entered and such injunction, judgment, order or decree shall become final and nonappealable; (3) by Parent, if prior to the purchase of any Shares pursuant to the Offer, (a) the Board of Directors of the Company shall have failed to recommend or withdrawn or materially modified in a manner adverse to Parent its approval or recommendation of the Offer and the Merger, or (b) the Company shall have entered into, or shall have publicly announced its intention to enter into, an agreement with respect to any Superior Proposal; or (4) by the Company, if, prior to purchase of any Shares pursuant to the Offer, (a) the Company notifies Parent in writing that it intends to enter into an agreement with respect to a Superior Proposal; (b) Parent does not make, within one business day after receipt of the Company's notification pursuant to clause (a), an offer that the Board of Directors of the Company determines, in good faith based on the advice of its financial advisors, is at least as favorable to the Company's stockholders as the Superior Proposal and (c) prior to or simultaneously with such termination, the Company makes payment to Parent of the amounts payable as described under 'Fees and Expenses' below.

     In the event the Merger Agreement is terminated by either the Company or Parent, the Merger Agreement will become void and have no effect, and there will be no liability or obligation on the part of Parent, Purchaser or the Company except with respect to certain specified provisions (including the provisions described below under 'Fees and Expenses' and in the Confidentiality Agreement executed by Parent) and except to the extent that such termination results from the willful breach by a party of the Merger Agreement.

     Fees and Expenses. The Company has agreed to pay to Parent an amount equal to (i) $6.5 million prior to or simultaneously with the termination of the Merger Agreement as a result of the occurrence of any of the events described in clauses 3(a), 3(b) and 4 of the First paragraph under 'Termination of the Merger Agreement' above (the 'Specified Clauses'); and (ii) Parent's and Purchaser's actual and reasonable out-of-pocket expenses incurred by Parent or Purchaser in connection with the Merger Agreement and the transactions contemplated thereby, promptly upon receipt of reasonable documentation of such expenses, in connection with the termination of the Merger Agreement as a result of the occurrence of any of the following events: (A) any of the events set forth in the Specified Clauses (B) the Minimum Condition not having been met by the expiration of the Offer, as extended pursuant to the Merger Agreement or (C) the condition set forth in clause (c) set forth in Section 14 of the Offer to Purchase not having been met as a result of a breach by the Company of its representations and warranties described in the Merger Agreement; provided that such breach existed as of the date of the Merger Agreement; Further provided that in each of clause (B) and (C) above, all of the other conditions set forth in Section 14 of the Offer to Purchase shall have been satisfied (but for those conditions which are not satisfied in the case of clause (C) due to or resulting form the facts constituting such breach) and Parent and Purchaser are not in material breach of any of their representations and warranties or covenants set forth in the Merger Agreement.

     Except as provided in the preceding paragraph, the Merger Agreement provides that each party will pay its own fees and expenses incurred in connection with the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby, whether or not the Offer or the Merger is consummated.

     Indemnification and Insurance. The Merger Agreement provides that Parent will indemnify each person who is at the date of the Merger Agreement, or who has previously been, a director, officer or manager of the Company or of any of its subsidiaries, to the fullest extent permitted by law, with respect to liabilities based on or arising out of any facts or circumstances occurring at or prior to the Effective Time. In addition, the Merger Agreement provides that Parent will cause the Surviving Corporation and any of its subsidiaries to maintain in effect for a period of six years provisions in its certificate of incorporation and by-laws with respect to indemnification and exculpation with respect to facts or circumstances occurring at or prior to the Effective Time to the extent set forth in the Company's certificate of incorporation and by-laws on the date of the Merger Agreement (provided that the foregoing shall not in any way restrict or preclude any sale, liquidation or dissolution of any subsidiary of Parent at any time after the Effective Time).

     The Merger Agreement further provides that Parent will, or will cause the Surviving Corporation to, maintain for a period of six years from the Effective Time the policies of directors' and officers' liability insurance maintained by the Company and its subsidiaries on the date of the Merger Agreement (although Parent may substitute therefor policies having terms no less advantageous to the persons currently covered than the terms of such existing insurance coverage) with respect to facts or circumstances occurring at or prior to the Effective Time; provided, however, that in no event will Parent be required to expend in any one year an amount in excess of 200% of the annual premiums paid by the Company as of the date of the Merger Agreement for such insurance; and provided, further that, if the annual premiums of such insurance coverage exceed such amount, Parent will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

ITEM 4 -- THE SOLICITATION OR RECOMMENDATION.

     (a) The Recommendation

     On June 8, 1999, the Company Board held a telephonic Board meeting to consider the proposed Merger Agreement with Parent and the transactions comtemplated thereby and review their material terms. Davis Polk & Wardwell, the Company's legal advisor ('Company Counsel'), summarized the material provisions of the proposed Merger Agreement. Representatives of Credit Suisse First Boston Corporation ('CSFB') and CIBC World Markets Corp. ('CIBC World Markets') (collectively, the 'Company Financial Advisors') then presented their respective analyses of the fairness of the proposed transaction and rendered oral opinions (subsequently confirmed by delivery of written opinions dated June 9, 1999, copies of which are attached as Annexes A-1 and A-2 to this Schedule 14D-9) to the effect that, as of such date and subject to certain matters stated in such opinions, the consideration to be paid in the Offer and the Merger was fair to the holders of Shares from a financial point of view.

     After a full discussion, the Company Board unanimously (i) determined that the terms of the Offer and the Merger were fair to and in the best interests of the Company's stockholders, (ii) approved the Merger Agreement and authorized the execution and delivery thereof and (iii) resolved to recommend that the stockholders of the Company tender their Shares pursuant to the Offer and approve the Merger Agreement. The Company's recommendation is contained in its letter to stockholders dated June 15, 1999. A copy of such letter, which will accompany this Schedule 14D-9, is attached hereto as Exhibit (a)(1) and is incorporated herein by reference.

     The Company, Parent and Purchaser executed the Merger Agreement on June 9, 1999. Press releases announcing the proposed transaction were publicly issued in both the United Kingdom and the United States on June 9, 1999.

     (b) Background of the Offer; Reasons for Recommendation

     Background of the Offer

     In September, 1996, in an effort to improve the Company's performance, the Company Board appointed its Chairman, Joseph F. Alibrandi, as Chief Executive Officer, a position he had previously held until retiring in January, 1995. The Company refocused its efforts on its aerospace businesses and the reduction of the Company's outstanding debt. The Company decided to dispose of certain non-core assets, including Whittaker Xyplex, Inc., Aviant Information, Inc. and Whittaker Electronic Systems. These dispositions generated net proceeds of approximately $56 million, all of which was applied toward retiring debt.

     In the context of this restructuring process, the Company began to consider strategic alternatives, including the possible sale of the Company. Since early 1997, the Company has received inquiries about possible transactions from several parties and, in some instances, has permitted them to undertake certain limited due diligence. No firm offers resulted, however, and all indications of value received by the Company were significantly below the Offer Price.

     On December 18, 1998, the Company received an unsolicited all-cash acquisition proposal at $18.50, a premium over the then-current Common Share price of $13.06. Because of various considerations, including the adequacy or fairness of the price and the potential acquiror's ability to consummate the transaction, the Company did not pursue the proposal.

     On December 21, 1998, the Company publicly announced that it was continuing to examine strategic alternatives for maximizing stockholder value. On January 6, 1999, the Company engaged the Company Financial Advisors to assist in assessing its strategic options, including a possible sale of the Company. To assist potential buyers in evaluating the Company, the Company Financial Advisors, with the assistance of Company management, drafted a confidential information memorandum describing the Company.

     On February 22, 1999, the Company publicly announced its engagement of the Company Financial Advisors and began contacting certain potential strategic and financial buyers. Potential buyers were selected based upon their investment history, existing businesses and financial capacity. Approximately 150 companies were contacted, over 50 of which signed confidentiality agreements entitling them to see the confidential memorandum prepared by the Company Financial Advisors. The Company requested preliminary indications of interest from these parties by March 25, 1999.

     The Company received preliminary indications of interest from 15 parties with price indications ranging from $21 to $27 per Common Share.

     During the week of March 29, 1999, based on these preliminary indications of interest, six companies were selected to enter the second round of bidding. Subsequently, two of these bidders withdrew from the process and two additional companies were invited to join the process after increasing their indications of interest. During the second round, each of the selected bidders conducted further due diligence, including participating in management presentations, conducting site visits and having access to detailed information relating to the Company. Each of the selected companies received a draft merger agreement and was asked to submit a final bid, including evidence of committed financing and any comments on the agreement by May 24, 1999.

     On April 26, 1999, the Company Board held a meeting at which Company Counsel reviewed the directors' fiduciary duties in connection with its review of strategic alternatives and, if the Company Board determined to sell the Company, in connection with the sale process. In addition, the Company Financial Advisors updated the Company Board on the status of the solicitation process, including a review of the preliminary indications of interest received, and an overview of the mergers and acquisitions market and the aerospace industry generally.

     The Company received final bids from six parties -- four all-cash offers (ranging from $23 to $27.50 per Common Share), one half-stock/half-cash offer with an aggregate value of $26 per Common Share and one all-stock offer. The all-stock offer was described by the bidder as representing $28.50 per Common Share but, as discussed below, was subject to risks and uncertainties that were deemed to have a negative impact on its potential value to the Company's stockholders.

     On May 25, 1999, the Company Board held a telephonic meeting to discuss the six outstanding bids. The Board heard presentations from the Company's management, Company Counsel and the Company Financial Advisors concerning each of the bids. Based on these presentations and discussions among the directors and their advisors, the Company Board directed the Company to continue discussions with the bidders and to seek to clarify and firm up the bids. In reviewing the all-stock offer, it was noted that while the then-current market value of the bid was higher than the price offered by Parent, the ultimate value was uncertain; As a result of the use of a particular collar structure proposed by the bidder, the upside potential was capped, and the downside exposure was significant. In addition, the transaction would have involved a merger of equals with the Company's stockholders owning approximately 50% of the combined company and significant uncertainty as to where the shares of the combined company would trade. In addition, the all-stock proposal contained a requirement for additional due diligence.

     Following the meeting, the Company urged the remaining bidders to improve their offers in order to differentiate themselves. Three bidders responded to this request. On May 26, 1999, Parent increased its bid from $27.50 to $28.00 and agreed to waive its financing condition. Another all-cash bidder later verbally expressed its willingness to increase its bid by reducing the amount of cash and adding a stock component. The resulting bid, however, represented aggregate consideration below the $28.00 price offered by Parent. The Company's Financial Advisors nevertheless considered this bidder to have presented the second most attractive or 'cover' bid. The all-stock bidder described above offered an alternative all-cash price that was also below $28.00.

     On May 27, 1999, representatives of Parent met with the Company Financial Advisors and Company Counsel at Company Counsel's offices in New York to discuss the revised draft of the Merger Agreement submitted by Parent. Although the parties agreed on certain terms, they did not resolve all material open issues concerning the draft Merger Agreement. In addition, Parent indicated that it needed to resolve certain other issues before it was prepared to finalize the Merger Agreement.

     On May 28, 1999, the Company Board held a meeting during which Company Counsel updated the members by telephone on discussions with Parent's representatives, and the Company Financial Advisors advised the Company Board by telephone as to the status of other outstanding bids.

     During the period from May 28, 1999 to June 3, 1999, the Company remained in contact with other bidders and continued to encourage them to improve their bids. During this period, the 'cover' bidder indicated its potential willingness (subject to further business and financial due diligence) to further increase its offer to a maximum aggregate value of $28 per share, including $6 per Common Share in stock and $22 per Common Share in cash. When the Board ultimately considered its alternatives, it considered that this potential offer remained subject to uncertainty because of the due diligence condition and the fact that the stock component would be inherently difficult to value.

     Discussions between the Company and Parent resumed at Company Counsel's offices on June 2, 1999, and on the morning of June 4, 1999, after the Company and Parent had substantially negotiated the form of the Merger Agreement, the Company entered into an exclusivity agreement with Parent that (i) required Parent to use reasonable efforts to arrange meetings with certain institutional shareholders, and to proceed with such meetings, to discuss the proposed transaction, (ii) prohibited the Company from soliciting, providing information to or continuing negotiations with or entering into agreements with other bidders until 8:00 a.m. London time on June 9, 1999 and (iii) stated that the Company had scheduled a Company Board meeting for June 8, 1999, to consider the draft Merger Agreement in the event that Parent informed the Company that Parent was prepared to execute the draft agreement.

     On June 4, 1999, members of the Board were provided with the draft Merger Agreement, a summary of the material terms thereof and other documents relating to the proposed transaction for their review.

     On June 8, 1999 Parent advised the Company that it was prepared to enter into the Merger Agreement. Thereafter, the Company Board unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

     On June 9, 1999 the Company, Parent and Purchaser executed the Merger Agreement and issued press releases announcing the transaction.

     Fairness of the Offer and the Merger

     As discussed above, at its meeting held on June 8, 1999, the Company Board unanimously (i) approved the Offer and the Merger, (ii) determined that the terms of the Offer and the Merger were fair to, and in the best interests of, the Company's stockholders and (iii) determined to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer. In making its decision, the Company Board considered the factors listed below, each of which, in the view of the Company Board, supported such determinations. The following discussion of factors considered by the Company Board is not intended to be exhaustive but summarizes the material factors considered.

          (i) The knowledge of the members of the Company Board of various risks and uncertainties associated with a decision to continue to operate the Company as an independent entity, including, but not limited to the fact that recent consolidation in the aerospace industry has produced three dominant prime contractors: Raytheon Company, The Boeing Company and Lockheed Martin Corporation. The Company Board noted that these companies now seek to maximize efficiency by reducing the number of their suppliers and strengthening ties to those that can provide integrated systems, rather than individual components. This trend has led to increasing consolidation among component suppliers. The Company Board also considered potential environmental and other currently unknown or unquantifiable liabilities that could affect the Company in the future.

          (ii) The fact that the Company and its advisors had undertaken an extensive process over a three-month period to solicit proposals for business combinations involving the Company including contacting 150 potential bidders, providing a confidential memorandum to over 50 entities, receiving 15 indications of interest, conducting extensive due diligence with a number of parties and ultimately receiving six final bids, which were clarified and negotiated, and ultimately presented the Company Board with the opportunity to consider alternative proposals from multiple bidders and to make a determination as to what was in the best interests of the Company's stockholders.

          (iii) The fact that the Offer Price represents a premium of 4.2% over the closing price of the Common Shares ($26.875) on the New York Stock Exchange ('NYSE') on June 8, 1999 (the day prior to announcement of the Offer and the Merger). The Company Board evaluated this premium in light of the extended auction process and the considerable public speculation regarding the possible sale of the Company over the months preceding the announcement of the Offer. In particular, the Company Board noted that the Offer Price represented (a) a premium of 114.4% over the closing price of the Common Shares ($13.06) on December 17, 1998 (the day prior to the receipt of an unsolicited all-cash $18.50 acquisition proposal) and (b) a premium of 58.9% over the closing price of the Common Shares ($17.625) on February 22, 1999 (the closing price immediately prior to the Company's announcement that it had engaged the Company Financial Advisors).

          (iv) The Company Board's belief, based upon the process by which bids were solicited and presentations by Company management and the Company Financial Advisors, that the per Share price to be paid in the Offer and the Merger was fair in light of the financial condition, results of operations, business and prospects of the Company as a separate company.

          (v) The written opinions of the Company Financial Advisors, dated June 9, 1999, that, as of the date of such opinions and based on and subject to certain assumptions and qualifications stated in the opinions, the consideration to be paid in the Offer and the Merger was fair to holders of the Shares from a financial point of view, and the analyses presented to the Company Board by the Company Financial Advisors with respect thereto. See 'Opinions of Company Financial Advisors.'

          (vi) The fact that the Offer Price is payable in cash, thereby eliminating any uncertainties in valuing the consideration.

          (vii) The fact that the Offer will not be consummated unless the Shares tendered pursuant to the Offer, together with Shares beneficially owned by Parent, represent at least a majority of the outstanding Common Shares on a fully-diluted basis.

          (viii) The terms and conditions of the Offer, the Merger and the Merger Agreement, including provisions that no change may be made without the prior written consent of the Company that (a) waives the Minimum Condition, (b) changes the form of consideration to be paid, (c) decreases the price per Share or the number of Shares sought in the Offer or (d) adds conditions to the Offer.

          (ix) The likelihood that the Offer and the Merger will be consummated in light of (a) the fact that the Offer and the Merger are not subject to any financing condition, (b) the scope of the other conditions to the Offer and (c) the fact that Parent has entered into financing agreements to obtain the funds necessary to consummate the Offer and Merger.

          (x) The fact that, subject to certain conditions (see The Merger Agreement; Non-Solicitation), the Merger Agreement does not preclude the Company Board from withdrawing or modifying its recommendation to stockholders if it determines in good faith, based on the advice of outside counsel, that failure to do so would present a reasonable probability of violating its fiduciary duties. This allows the Company Board flexibility in considering other offers.

          (xi) The provision of the Merger Agreement permitting the Company, subject to certain conditions (see The Merger Agreement; Non-Solicitation), to provide information to and negotiate with third parties that have made an unsolicited bona fide written Acquisition Proposal if the Board determines in good faith, based on advice of outside counsel, that failure to do so would present a reasonable probability of violating its fidicuary duties. This allows the Company Board flexibility in considering other offers.

          (xii) The fact that, subject to payment of Parent's expenses and a break-up fee as provided in the Merger Agreement, the Company may accept an unsolicited third party acquisition proposal that the Company Board in good faith and based on the advice of outside advisors deems to be a Superior Proposal.

     The description set forth above of the factors considered by the Company Board is not intended to be exhaustive, but summarizes the primary factors considered. The members of the Company Board evaluated the Offer and the Merger in light of their knowledge of the business, financial condition and prospects of the Company, and based upon the advice of financial and legal advisors. In light of the number and variety of factors that the Company Board considered in connection with their evaluation of the Offer and the Merger, the Company Board found it impracticable to assign relative or specific weights to the foregoing factors and, accordingly, did not attempt to do so. Individual members of the Company Board may have given weight to different factors and may have viewed certain factors more positively or negatively than others.

     Opinions of Company Financial Advisors

        Opinion of CIBC World Markets Corp.

     At the request of the Company, on June 8, 1999, CIBC World Markets delivered an oral opinion to the Company Board, which was subsequently confirmed by a written opinion delivered on June 9, 1999, that, based upon and subject to the various considerations set forth therein, as of such date, the consideration to be received by the stockholders of the Company in the Offer and the Merger is fair to such holders from a financial point of view. No limitations were imposed by the Company upon CIBC World Markets with respect to investigations made or procedures followed by CIBC World Markets in rendering its opinion. The full text of the written opinion of CIBC World Markets dated June 9, 1999, which sets forth assumptions made, matters considered and limits on the review undertaken by CIBC World Markets, is attached hereto as Annex A-1. The Company's stockholders are urged to and should read the opinion in its entirety. The summary set forth in this Schedule 14D-9 of the CIBC World Markets opinion is qualified in its entirety by reference to the full text of the opinion attached hereto as Annex A-1.

     CIBC World Markets' opinion addresses only the fairness to the holders of the Shares, from a financial point of view, of the consideration to be received by the stockholders of the Company pursuant to the Offer and the Merger and does not constitute a recommendation to any stockholder as to whether such stockholder should tender Shares in the Offer or how such stockholder should vote on any matters relating to the Merger.

     In connection with rendering its opinion, CIBC World Markets: (i) reviewed the Merger Agreement; (ii) reviewed the Company's audited financial statements for the fiscal years ended October 31, 1996, October 31, 1997, and October 31, 1998; (iii) reviewed certain unaudited financial statements of the Company, including financial statements for the six months ended April 30, 1999; (iv) reviewed financial projections of the Company prepared by the Company's management and held discussions with the senior management with respect to the business and prospects for future growth of the Company; (v) reviewed public information concerning the Company; (vi) reviewed the historical market prices and trading volume for the Common Shares; (vii) reviewed and analyzed certain publicly available financial data and historical trading price information for certain public companies they deemed comparable to the Company; (viii) reviewed and analyzed certain publicly available information for transactions that were deemed comparable to the Offer and the Merger; and (ix) performed such analyses and investigations and reviewed such other information as CIBC World Markets deemed appropriate.

     In the course of its review, CIBC World Markets relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to it or discussed with it by the Company and the Company's employees, representatives and affiliates. With respect to forecasts of future financial condition and operating results of the Company provided to CIBC World Markets or discussed with it, CIBC World Markets assumed, at the direction of the Company's management, without independent verification or investigation, that such forecasts were reasonably prepared on bases reflecting the best available information, estimates and judgments of the Company's management. CIBC World Markets neither made nor obtained any independent evaluations or appraisals of the assets or liabilities of the Company. CIBC World Markets' opinion was necessarily based upon the information available to it and general economic, financial and stock market conditions and circumstances as they existed on the date of its opinion.

     The following is a summary of the analyses performed by CIBC World Markets in connection with its presentation to the Company Board on June 8, 1999.

        Comparable Companies Analysis

     Using publicly available information, CIBC World Markets compared financial information for the Company with similar information for seven selected comparable companies that operate in the commercial and military aerospace markets and are similar in size to the Company. The companies evaluated were:
Curtiss-Wright Corporation, Ducommun Incorporated, Esterline Technologies Corporation, Kollmorgen Corporation, Moog Incorporated, Triumph Group Incorporated and Woodward Governor Company. For each of these companies, CIBC World Markets calculated, among other things: (i) market value of the equity of the comparable companies as a multiple of their estmated earnings per share ('EPS multiple') based on stock prices as of June 3, 1999, and estimated earnings per share ('EPS') for calendar year 1999 and 2000 and (ii) firm value (market value of equity plus net debt) as a multiple of the latest twelve months ('LTM') earnings before interest, taxes, depreciation and amortization ('EBITDA') subject to certain adjustments ('Adjusted EBITDA'). The results of these calculations were then compared to the results of similar calculations made with respect to the Company.

     This analysis showed that, based upon the Offer Price, the Company's estimated EPS multiples for calendar years 1999 and 2000 of 12.8x and 11.6x, respectively, were both higher than the selected comparable companies range of 8.1x to 11.1x, and 7.5x to 8.9x, respectively. The multiple of the Company's firm value (the value of the equity, based upon the Offer Price, plus net debt) to LTM Adjusted EBITDA was higher than the selected comparable companies range of 3.7x to 7.4x. Using the multiples of the selected comparable companies, this analysis produced a range of per Common Share equity values between $16.18 and $23.87.

        Discounted Cash Flow Analysis

     Using a discounted cash flow analysis based primarily on forecasts provided by Company management, CIBC World Markets estimated the present value of the future streams of after-tax cash flows that the Company could produce through October 31, 2004. In this analysis, CIBC World Markets estimated the terminal value multiple of 9.5 to 11.8 times the Company's estimated unlevered after-tax income for the twelve months ended October 31, 2004. The after-tax cash flows and terminal values were discounted to present values using a rate of 10.5% (which was based on an analysis of the weighted average cost of capital of peer companies). The range of terminal value multiples was based on an assumption that cash flows after 2004 would equal the unlevered after-tax net income growing at 0 to 2% per year and discounted at 10.5%. After deducting the net debt from the present value of after-tax cash flows and terminal values, this analysis produced a range of per Common Share equity values of between $25.21 and $29.91.

        Comparable Precedent Transactions Analysis

     CIBC World Markets compared the financial terms of the Offer and the Merger to the financial terms, to the extent publicly available, of ten transactions CIBC World Markets believed to be comparable.

     The ten recent transactions occurred within the aerospace market over the past two years and included the following: Wyman Gordon Company's acquisition by Precision Castparts Corp.; Sundstrand Corp.'s acquisition by United Technologies Corp.; Coltec Industries' acquisition by BF Goodrich; Kaynar Technologies Inc.'s acquisition by The Fairchild Corporation; Aeroquip Vickers Inc.'s acquisition by Eaton Corp.; TransDigm Inc.'s acquisition by Odyssey Investment Partners; DeCrane Aircraft Holdings' acquisition by DLJ Merchant Banking Fund; SMR Aerospace, Inc.'s acquisition by B/E Aerospace; Aircraft Modular Products, Inc.'s acquisition by B/E Aerospace; and Rohr, Inc.'s acquisition by BF Goodrich.

     For each of these transactions, CIBC World Markets calculated the firm value to LTM EBITDA and the aggregate purchase price of equity to LTM net income for the comparable transactions and compared these to similar multiples determined for the Company based on the Offer Price. The Company's firm value to LTM Adjusted EBITDA multiple was within the comparable selected transaction range of 7.3x to 9.9x (which excluded the high and the low multiples). The analysis also showed that the Company's aggregate purchase price of equity to LTM net income multiple of 17.6x was within the selected comparable transaction range of 11.8x to 23.3x (which excluded the high and the low multiples). Using the multiples for the selected precedent transactions, this analysis produced a range of per Common Share equity values of between $21.92 to $35.66.

     The foregoing is a summary of the financial analyses used by CIBC World Markets in connection with rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. CIBC World Markets believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying the analyses set forth in the opinion. In addition, CIBC World Markets considered the results of all such analyses and did not assign relative weights to any of the analyses, so that the ranges of valuations resulting from any particular analysis described below should not be taken to be CIBC World Markets' view of the Company or the combined entity. No company used in the comparable company analyses summarized above is identical to the Company and no transaction used in the comparable transaction analysis is identical to the Offer and the Merger. Any analysis of the fairness of the Offer and the Merger, from a financial point of view, to the stockholders of the Company involves complex considerations and judgments concerning differences in the potential financial and operating characteristics of the comparable companies and transactions and other factors in relation to the trading and acquisition values of comparable companies. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such analyses. As described above, CIBC World Markets' opinion and the related presentation to the Company Board on June 8, 1999 was one of many factors taken into consideration by the Company Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by CIBC World Markets.

     CIBC World Markets was selected by the Company because of its familiarity with the Company and its business and CIBC World Markets' qualifications and expertise in the aerospace industry and in providing valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes. In its ordinary course of business, CIBC World Markets and its affiliates may actively trade securities of the Company and Parent for their own accounts and for the accounts of their customers and, accordingly may at any time hold long or short positions in such securities.

        Opinion of Credit Suisse First Boston Corporation

     On June 8, 1999, CSFB made a presentation to the Company Board in connection with the delivery of its oral opinion as to the fairness, from a financial point of view, of the Offer Price. This opinion was confirmed in writing on June 9, 1999. Stockholders are strongly encouraged to read the full text of the CSFB opinion, attached as Annex A-2 hereto, which sets forth the procedures followed, assumptions and qualifications made, matters considered and limitations on the review undertaken by CSFB.

     The CSFB opinion was provided to the Company Board for its information in connection with its consideration of the Offer and the Merger and does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender shares pursuant to the Offer or how such stockholder should vote with respect to the Merger. The summary of the CSFB opinion set forth herein is qualified in its entirety by reference to the full text of the CSFB opinion set forth as Annex A-2 hereto and is incorporated herein by reference.

     In preparing the CSFB opinion, CSFB performed a variety of financial and comparative analyses, including those described below. The summary of CSFB's analyses set forth below does not purport to be a complete description of the analyses underlying the CSFB opinion or the presentation made by CSFB to the Company Board.

     The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, CSFB did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, CSFB believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying the CSFB opinion.

     In performing its analyses, CSFB made numerous assumptions with respect to the Company, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. No company, transaction or business used in such analyses as a comparison is identical to the Company or the proposed Offer and the Merger, nor is an evaluation of the results of such analyses entirely mathematical; rather, such analyses involve complex considerations and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions being analyzed. Any estimates contained in the analyses performed by CSFB are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. In addition, the CSFB opinion and CSFB's presentation to the Company Board were among several factors taken into consideration by the Company Board in making its determination to approve the Offer and the Merger Agreement. Consequently, the CSFB analyses described below should not be viewed as, and were not, determinative of the opinion of the Company Board or the Company's management with respect to the Offer and the Merger Agreement.

     In arriving at its opinion, CSFB reviewed certain publicly available business and financial information relating to the Company, as well as the Merger Agreement. CSFB also reviewed certain other information, including financial forecasts, provided to it or confirmed by the Company, and met with the management of the Company to discuss the business and prospects of the Company. CSFB also considered certain financial and stock market data of the Company, compared that data with similar data for other publicly held companies in businesses similar to those of the Company and considered the financial terms of certain other business combinations and other transactions which have recently been effected. In addition, CSFB considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that it deemed relevant.

     In connection with its review, CSFB did not assume any responsibility for independent verification of any of the foregoing information and relied on such information being complete and accurate in all material respects. With respect to financial forecasts, CSFB assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. CSFB was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor was it furnished with any such evaluations or appraisals. CSFB was requested to, and did, solicit third party indications of interest in acquiring all or any part of the Company. No other limitations were imposed on CSFB in connection with its opinion. The CSFB opinion is necessarily based upon financial, economic, market, exchange rate and other conditions as they existed and could be evaluated on the date thereof.

     CSFB set forth several different valuation analyses in its presentation to the Company Board. Using the results of these analyses, as described below, CSFB determined that the appropriate enterprise value range of the Company's ongoing operations was $350 million to $400 million. CSFB then (i) added option proceeds to this range, and (ii) subtracted from this range, the Company's net debt (calculated by subtracting the Company's cash from the Company's total outstanding debt, assuming all of the Convertible Notes have been converted to equity, and adding to this amount the Company's estimated transactions costs). This calculation resulted in a total equity value of the Company ranging from approximately $336 million to $386 million, or approximately $25.15 to $28.89 per Share. The following is a summary of the analyses used to determine the enterprise value and implied equity value per Common Share of the Company as set forth in the presentation made by CSFB to the Company Board.

        Discounted Cash Flow Analysis

     CSFB performed a discounted cash flow analysis for fiscal years 1999 to 2008 to estimate the present value of the unlevered free cash flows that the Company's ongoing operations would generate if the Company were to achieve management's forecasts.

     The 10-year forecast used in CSFB's discounted cash flow analysis was prepared using the management's five-year financial forecast for years 1999-2003 and estimates of future trends regarding expected growth rates and margins for years 2004 to 2008 which were approved by the Company. The forecasts for 1999-2003 are consistent with the summary contained in the Offer to Purchase. The EBITDA projections thereafter reflect a compound annual growth rate of 4%.

     CSFB calculated terminal values for the Company by applying a range of multiples of EBITDA to the estimated fiscal year 2008 EBITDA. These EBITDA multiples were selected based on a blend of EBITDA multiple ranges derived from the comparable companies analysis and the precedent transactions analysis outlined below. The free cash flow streams and terminal values were then discounted using a range of discount rates. The discount rate range was selected based on an analysis of the weighted average costs of capital of peer companies. Based on this analysis, the enterprise value of the Company's ongoing operations ranged from $365 million to $420 million with implied equity values per Common Share of approximately $26.27 to $30.38.

        Comparable Companies Analysis

     Using publicly available information, CSFB compared selected financial, operating and stock market data for the Company to corresponding data of selected companies in the commercial aviation sector, including the following:
Howmet International, Moog Inc., Woodward Governor, Triumph Group, Kollmorgen Corp., Ducommun Inc. and Curtiss-Wright.

     CSFB determined that the Common Shares were most compatible with and therefore theoretically most likely to trade in line with Moog Inc., Woodward Governor, Triumph Group and Ducommun (the 'Comparable Companies'). CSFB's analysis of the Comparable Companies indicated the enterprise values for the Company ranging from $300 million to $330 million which implied multiples of estimated 1999 fiscal year end EBITDA of 5.9x to 6.5x. Based on this comparable companies analysis, CSFB determined that the Company's theoretical public market value should range between $21.40 to $23.65 per Common Share. However, the Common Share price on June 4, 1999 was $26.81. CSFB determined that the Shares were more highly valued by the public markets than the Company's peers and that the Common Share price reflected continued speculation within the financial markets regarding a possible sale of the Company.

        Precedent Transactions Analysis

     Using publicly available information, CSFB analyzed the purchase prices and implied transaction multiples paid in the following selected transactions (target/acquiror): Wyman-Gordon/Precision Castparts, Sundstrand/United Technologies, Aeroquip-Vickers/Eaton, LucasVarity/TRW, Kaynar Technologies/Fairchild Corp., TransDigm/Odyssey Investment Partners, Coltec/BF Goodrich, SMR Aerospace/B/E Aerospace, DeCrane Aircraft/Donaldson Lufkin Jenrette, Aircraft Modular Products/B/E Aerospace, MAG Aerospace Industries, Inc./Zodiac SA, Rohr/B.F. Goodrich. Among these transactions, CSFB indicated that TransDigm and Coltec were the most comparable acquisition targets to the Company. Based on the enterprise value to EBITDA multiples paid in these transactions and an evaluation of the prospects and condition of the Company's business relative to the most comparable acquisition targets in particular, CSFB then calculated an imputed enterprise value range for the Company's ongoing operations of approximately $375 million to $425 million, which implied estimated 1999 fiscal year end EBITDA multiples of 7.5x to 8.5x and equity values per Common Share of $27.02 to $30.76.

        Leveraged Buyout Analysis

     Using the Management Case projections, CSFB performed a leveraged buyout or 'stand alone' financial value analysis to determine, under current market conditions, the maximum price per Common Share that a stand alone financial purchaser could theoretically pay for the Company. In performing this analysis CSFB assumed that acquisition financing could be obtained in the high yield and bank finance market and that internal rates of return of approximately 20% to 25% on equity invested would be required by leveraged buyout investors within five years. Using this analysis, CSFB calculated an imputed stand alone enterprise value of $310 million to $330 million and equity values per Common Share from $22.50 to $24.00 in a leveraged transaction.

ITEM 5 -- PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company has retained CIBC World Markets Corp. and Credit Suisse First Boston Corporation as its financial advisors in connection with the Merger and related matters.

     Pursuant to engagement letters dated January 6, 1999, and entered into separately between the Company and each Financial Advisor (the 'Engagement Letters'), the Company has agreed to pay each Financial Advisor for its financial advisory services in connection with the transaction contemplated by the Merger Agreement the following fees: (a) an engagement fee of $75,000, payable in cash on the date of the engagement, plus (b) a transaction fee equal to (i) 0.75% of the Transaction Value up to and including $304 million, plus
(ii) 1.875% of the Transaction Value in excess of $304 million, payable in cash on the closing date of a Transaction if, during the term of this engagement or within a certain period thereafter, a Transaction (as defined below) is consummated or an agreement is entered into that subsequently results in a Transaction. The Company also agreed to pay each Financial Advisor an opinion fee of $450,000, payable in cash upon the earlier of the oral or written delivery of the opinion. The engagement fees and the opinion fees, to the extent previously paid, will be credited against the transaction fees.

     The Company has agreed to reimburse the Financial Advisors for their reasonable out-of-pocket expenses, including the fees and expenses of their legal counsel, incurred in connection with the engagement; provided, however, that neither Financial Advisor shall incur fees and expenses of its legal counsel in excess of $50,000 without the approval of the Company. In addition, the Company has agreed to indemnify the Financial Advisors against certain liabilities, including certain liabilities under the federal securities laws, relating to, or arising out of its engagement, or to contribute to payments either Financial Advisor may be required to make in respect thereof.

     For the purposes of the Engagement Letters, the following terms have the following meanings:

     'Transaction' means any sale or other transfer, directly or indirectly and whether in one or a series of transactions, of all or a significant portion of the assets or securities of the Company or any extraordinary corporate transaction involving a change in control of the Company, regardless of the form or structure of such transaction.

     'Transaction Value' means the total value of all consideration (including cash, securities or other property) paid or received or to be paid or received, directly or indirectly, in connection with a Transaction in respect of the assets of the Company or the outstanding securities of the Company, plus the amount of any debt (including capitalized leases) of the Company outstanding or assumed, refinanced or extinguished in connection with a Transaction, and amounts payable in connection with a Transaction in excess of those amounts payable in the ordinary course in respect of employment or consulting agreements, agreements not to compete or similar agreements.

     In May 1998, CIBC World Markets arranged and underwrote a credit facility for the Company, which included an affiliate of CIBC World Markets as a lender. The facility was successfully syndicated with a small group of lenders. In connection with that facility, CIBC World Markets was paid fees for their services.

     In 1996, CSFB acted as financial advisor to the Company in its acquisition of Xyplex, Inc. from Raytheon Company. In connection with that acquisition, CSFB was paid fees for their services.

     Except as set forth above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6 -- RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Other than the gift by Joseph F. Alibrandi on June 3, 1999, of an aggregate of 4,800 Common Shares to his six grandchildren, there have been no transactions in Shares that were effected during the past 60 days by the Company or, to the best knowledge of the Company, any executive officer, director, affiliate or subsidiary of the Company.

     (b) Joseph F. Alibrandi has agreed to tender all of his Shares pursuant to the Offer. To the best of the Company's knowledge, all of the Company's other executive officers and directors who own Shares currently intend to tender all of their Shares pursuant to the Offer.

ITEM 7 -- CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary thereof, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof, (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8 -- ADDITIONAL INFORMATION TO BE FURNISHED.

     Information provided pursuant to Rule 14f-1 under the Exchange Act. The Information Statement attached as Annex B to this Statement is being furnished to the Company's stockholders in connection with the designation by the Purchaser of persons to the Company Board other than at a meeting of the Company's stockholders, and such information is incorporated herein by reference.

ITEM 9 -- MATERIAL TO BE FILED AS EXHIBITS.


(a)(1)   Letter to Stockholders of the Company dated June 15, 1999
(a)(2)   Press Release issued by the Company dated June 9, 1999
(a)(3)   Opinions of CIBC World Markets Corp. and Credit Suisse First Boston Corporation dated June 9, 1999
         (included as Annexes A-1 and A-2 respectively)
(b)      None
(c)(1)   Agreement and Plan of Merger dated as of June 9, 1999 between Parent and the Company
(c)(2)   Letter Agreement dated June 4, 1999, from the Company to Parent
(c)(3)   Letter dated June 9, 1999, from Joseph F. Alibrandi to Parent

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 15, 1999

                                       By:        /s/ LYNNE M. O. BRICKNER
                                            ....................................

                                                   LYNNE M. O. BRICKNER
                                           VICE PRESIDENT, SECRETARY AND GENERAL
                                                          COUNSEL

                                                                       ANNEX A-1




                                                      CIBC WORLD MARKETS CORP.
                                                      One World Financial Center
                                                      200 Liberty Street
                                                      New York, NY 10281
[LOGO]                                                Tel: 212-667-7000
CIBC                                                  Fax: 800-999-6726
World Markets


The Board of Directors                                              June 9, 1999
Whittaker Corporation
1955 North Surveyor Avenue
Simi Valley, CA 93063

Members of the Board:

You have asked CIBC World Markets Corp. (*CIBC World Markets") to render a written opinion ("Opinion") to the Board of Directors as to the fairness to the holders of the common and preferred stock of Whittaker Corporation ("Whittaker"), from a financial point of view, of the consideration to be received pursuant to the Merger Agreement, dated as of June 9, 1999 (the "Merger Agreement"), by and among Meggitt PLC ("Meggitt"), a wholly owned subsidiary of Meggitt ("Acquisition Sub"), and Whittaker. The Merger Agreement provides for, among other things, the commencement by Acquisition Sub of a tender offer to purchase all outstanding shares of common stock, par value $0.01 per share, of Whittaker and all outstanding shares of preferred stock, par value $1.00 per share, of Whittaker (collectively, the "Whittaker Stock" and, such tender offer, the "Tender Offer"). The offer price provided in the Merger Agreement is $28.00 per share for each share of common stock and $9,142.87 for each share of preferred stock (rep resenting 326.531 - the conversion basis for the preferred stock - times $28.00), in each case, net to the seller in cash (the "Cash Consideration"). Subsequent to the Tender Offer, Acquisition Sub will merge with and into Whittaker. Pursuant to the merger each outstanding share of Whittaker Stock not previously tendered will be converted into the right to receive the applicable Cash Consideration (the "Transaction").

In arriving at our Opinion, we:

(a)   reviewed the Merger Agreement;

(b) reviewed Whittaker's audited financial statements for the fiscal years ended October 31, 1996, October 31, 1997, and October 31, 1998;

(c) reviewed certain unaudited financial statements of Whittaker, including financial statements for the six months ended April 30, 1999;

(d) reviewed financial projections of Whittaker prepared by Whittaker's management and held discussions with the senior management with respect to the business and prospects for future growth of Whittaker;

(e)   reviewed public information concerning Whittaker;

(f) reviewed the historical market prices and trading volume for Whittaker common stock;

(g) reviewed and analyzed certain publicly available financial data and historical trading price information for certain public companies we deemed comparable to Whittaker;

(h) reviewed and analyzed certain publicly available information for transactions that we deemed comparable to the Transaction; and

(i) performed such analyses and investigations and reviewed such other information as we deemed appropriate.

The Board of Directors
Whittaker Corporation                                   CIBC WORLD MARKETS CORP.
June 9, 1999
Page 2

In rendering our Opinion, we relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to or discussed with us by Whittaker and its employees, representatives and affiliates. With respect to forecasts of future financial condition and operating results of Whittaker provided to or discussed with us, we assumed, at the direction of Whittaker's management, without independent verification or investigation, that such forecasts were reasonably prepared on bases reflecting the best available information, estimates and judgments of Whittaker's management. We have neither made nor obtained any independent evaluations or appraisals of the assets or the liabilities of Whittaker. The Opinion rendered herein does not constitute a recommendation of the Transaction over any other alternative transaction which may be available to the Company. We are not expressing any opinion as to the underlying valuation, future performance or long-term viability of Whittaker, or the price at which Whittaker Stock will trade subsequent to announcement of the Transaction. Our Opinion is necessarily based on the information available to us and general economic, financial and stock market conditions and circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that, although subsequent developments may affect this Opinion, we do not have any obligation to update, revise or reaffirm the Opinion.

As part of our investment banking business, we are regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes.

We have acted as co-financial advisor to Whittaker in connection with the Transaction and to the Board of Directors of Whittaker in rendering this Opinion and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Transaction. We also will receive a fee upon the delivery of this Opinion. In the ordinary course of business, CIBC World Markets and its affiliates may actively trade securities of Whittaker and Meggitt for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we have arranged and underwritten a credit facility for Whittaker, which included an affiliate of ours as a lender. In connection with that facility, we were paid fees for our services.

Based upon and subject to the foregoing, and such other factors as we deemed relevant, it is our opinion that, as of the date hereof, the Cash Consideration to be received by the holders of Whittaker Stock in the Transaction is fair to such holders from a financial point of view. This Opinion is for the use of the Board of Directors of Whittaker and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender shares of Whittaker Stock in the Tender Offer or how such stockholder should vote on any matters relating to the Merger.

Neither this Opinion nor the services provided by CIBC World Markets in connection herewith may be publicly disclosed or referred to in any manner by Whittaker without the prior written approval of CIBC World Markets, except that this Opinion may be included in its entirety and references to this Opinion may be included in any prospectus, proxy statement or solicitation/recommendation statement required to be distributed to the Company's shareholders in connection with the Transaction so long as such inclusion or reference is in form and substance acceptable to CIBC World Markets and our counsel.

                                                  Very truly yours,

                                                  /s/ CIBC World Markets Corp.
                                                  CIBC WORLD MARKETS CORP.

                                                                       ANNEX A-2



[LOGO]                      CREDIT SUISSE FIRST BOSTON CORPORATION

                            Eleven Madison Avenue      Telephone 212 325 2000
                            New York, NY 10010-3629


Board of Directors
Whittaker Corporation
1955 N. Surveyor Avenue
Simi Valley, CA 93063-3386

June 9, 1999

Dear Sirs:

You have asked us to advise you with respect to the fairness to the stockholders of Whittaker Corporation (the "Company") from a financial point of view of the consideration to be received by such stockholders pursuant to the terms of the Acquisition Agreement, dated as of June 9, 1999 (the "Acquisition Agreement"), among the Company, Meggitt PLC ("Meggitt") and Meggitt Acquisition Inc. (the "Sub"), a wholly owned subsidiary of Meggitt. The Acquisition Agreement provides, among other things, that the Sub will commence, as soon as practicable, a cash tender offer for all outstanding shares of common stock, par value $0.01 per share (the "Common Shares") including associated preferred stock purchase rights at a price of $28.00 per Common Share, net to the seller (the "Offer"); promptly following the consummation of the Offer, the merger (the "Merger") of the Sub with and into the Company pursuant to which the Company will become a wholly owned subsidiary of Meggitt and each outstanding Common Share of the Company will be converted into the right to receive $28.00 in cash.

In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company, as well as the Acquisition Agreement. We have also reviewed certain other information, including financial forecasts, provided to us or confirmed by the Company and have met with the Company's management to discuss the business and prospects of the Company.

We have also considered certain financial and stock market data of the Company, and we have compared those data with similar data for other publicly held companies in businesses similar to the Company and we have considered the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

[LOGO]

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on it being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. In connection with our engagement, we approached third parties to solicit indications of interest in a possible acquisition of the Company and held preliminary discussions prior to the date hereof with certain of these parties who entered into a Confidentiality Agreement with the Company.

We have acted as financial advisor to the Board of Directors in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. We will also receive a fee for rendering this opinion. In the past, we have performed certain investment banking services for the Company and have received customary fees for such services.

In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of both the Company and Meggitt for our and such affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.


It is understood that this letter is for the information of the Board of Directors in connection with its consideration of the Offer and the Merger, does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed Merger, or whether or not such stockholder should tender shares pursuant to the Offer and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without our prior written consent.

[LOGO]

                                                                          Page 3

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be received by the stockholders of the Company in the Offer and the Merger is fair to such stockholders from a financial point of view.


Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION



By: /s/ Craig Oxman
    ----------------------------------------
    Craig Oxman
    Managing Director

                                                                         ANNEX B

                             WHITTAKER CORPORATION
                            1955 N. SURVEYOR AVENUE,
                         SIMI VALLEY, CALIFORNIA 93063
            INFORMATION STATEMENT PROVIDED PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

                                    GENERAL

     This information statement (the 'Information Statement') is being mailed on or about June 15, 1999 as part of the Solicitation/Recommendation Statement on
Schedule 14D-9 (the 'Schedule 14D-9') to holders of record of shares of common stock, par value $0.01 per share (the 'Common Shares'), and Series D Participating Convertible Preferred Stock, par value $1.00 per share (the 'Preferred Shares'), of Whittaker Corporation (the 'Company'). The Common Shares and the Preferred Shares are collectively referred to herein as the 'Shares.' You are receiving this Information Statement in connection with the possible election of persons designated by Meggitt PLC ('Parent') to the Board of Directors of the Company (the 'Company Board') other than at a meeting of the stockholders of the Company. Such election would occur pursuant to the Agreement and Plan of Merger (the 'Merger Agreement'), dated as of June 9, 1999, among Parent, Meggitt Acquisition Inc. ('Purchaser'), and the Company. The Merger Agreement is more fully described under Item 3 of the Company's Solicitation/Recommendation Statement on Schedule 14D-9, of which this Annex B is a part. Capitalized terms used and not defined in this Annex B have the meanings assigned to them in the Schedule 14D-9.

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

     Pursuant to the Merger Agreement, the Purchaser commenced the Offer on June 15, 1999. The Offer currently is scheduled to expire at 12:00 midnight, New York City time, on July 13, 1999, at which time, if the Offer is not extended and all conditions to the Offer have been satisfied or waived, the Purchaser is obligated to purchase all Shares validly tendered pursuant to the Offer and not withdrawn.

     If the Merger Agreement is terminated or if Purchaser does not accept the Shares tendered for payment, then Purchaser will not have any right to designate directors for election to the Company Board.

                              THE PARENT DESIGNEES

     Promptly upon the acceptance for payment pursuant to the Offer of a number of Shares that satisfies the Minimum Condition as defined in the Merger Agreement, Parent shall be entitled to designate the number of directors, rounded up to the nearest whole number, on the Company Board that equals the product of (i) the total number of directors on the Company Board and (ii) the percentage that the number of Common Shares beneficially owned by Parent bears to the total number of Common Shares outstanding on a fully diluted basis, and the Company shall take all action necessary to cause Parent's designees to be elected or appointed to the Company Board, including, without limitation, increasing the number of directors, and seeking and accepting resignations of incumbent directors. At such time, the Company will also use its best efforts to cause individuals designated by Parent to constitute the number of members, rounded up to the nearest whole number, on (i) each committee of the Company Board and (ii) each board of directors of each subsidiary of the Company (and each committee thereof) that represents the same percentage as such individuals represent on the Company Board. Notwithstanding the foregoing, the Parent and the Company shall use their reasonable efforts to ensure that at least two members of the Company Board as of the date hereof who are not employees of the Company (the 'Continuing Directors') shall remain members of the Company Board until the Effective Time.

     The Company's obligations to appoint Parent's designees to the Company Board shall be subject to Section 14(f) of the 1934 Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions, and shall include in the Schedule 14D-9 such information with respect to the Company and its officers and directors, as Section 14(f) and Rule 14f-1 require in order to fulfill its obligations under this Section. Parent shall supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1.

     Following the election or appointment of Parent's designees pursuant to
Section 1.03(a) of the Merger Agreement and until the Effective Time, the approval of a majority of the Continuing Directors shall be required to authorize (and such authorization shall constitute the authorization of the Company Board and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize) any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement requiring action by the Company Board, any extension of time for performance of any obligation or action under the Merger Agreement by Parent or Purchaser and any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company.

     Pursuant to the provisions of the Merger Agreement described in the
Schedule 14D-9, Parent may designate from among the persons identified below the persons to be elected to the Company Board (the 'Parent Designees'). It is expected that the Parent Designees will assume office promptly upon the acceptance for payment pursuant to the Offer of a number of Shares that satisfies the Minimum Condition, which the Company expects will be immediately thereafter, and that they will thereafter constitute at least a majority of the Company Board. Parent has informed the Company that each of the Parent Designees has consented to act as a director, if so designated.

     None of the executive officers and directors of Parent or the Purchaser currently is a director of, or holds any position with, the Company. The Company has been advised that, to the best knowledge of Parent and the Purchaser, none of Parent's or the Purchaser's directors, executive officers, affiliates or associates beneficially owns any equity securities, or rights to acquire any equity securities, of the Company and none has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the 'Commission') other than those described herein.

     Set forth in the table below are the name, age and present principal occupation or employment for each of the persons who may be designated by Parent as the Parent Designees. Unless otherwise indicated, the business address for each individual listed below is Farrs House, Cowgrove, Wimborne, Dorset BH2I 4EL, United Kingdom. Each of such persons is a citizen of the United Kingdom other than Bennett Moore, who is a citizen of the United States. 'Parent Designees' shall mean all of the individuals set forth below.

         NAME OF PARENT DESIGNEE            AGE           PRINCIPAL OCCUPATION DURING THE PAST FIVE YEARS
-----------------------------------------   ----  ----------------------------------------------------------------
Douglas B. Gemmell ......................    62   Executive Director, Meggitt PLC. He is also Managing Director of
                                                  Meggitt Avionics. Joined Meggitt PLC in August 1992.
Philip E. Green .........................    42   Group Corporate Affairs Director, Meggitt PLC. He is also
                                                  Company Secretary. He is an executive officer but is not on the
                                                  Board. Joined Meggitt PLC in July 1994. Previously employed by
                                                  British Aerospace PLC.
Eric J. Lewis ...........................    51   Executive Director, Meggitt PLC. He is also Managing Director,
                                                  Meggitt Aerospace Components. Joined Meggitt PLC in June 1991.

         NAME OF PARENT DESIGNEE            AGE           PRINCIPAL OCCUPATION DURING THE PAST FIVE YEARS
-----------------------------------------   ----  ----------------------------------------------------------------
Bennett F. Moore ........................    47   President of Meggitt-USA. Mr. Moore has been employed by
Meggitt-USA Inc.                                  Meggitt-USA since 1986.
540 N. Commercial St.
Manchester, NH 03101-1146
Michael A. Stacey .......................    60   Chief Executive, Meggitt PLC. Joined Meggitt PLC in 1990.
Terence Twigger .........................    49   Group Finance Director, Meggitt PLC. Joined Meggitt PLC in July
                                                  1993.

Any other officer or director of Parent or Purchaser listed in Schedule I to the Offer to Purchase dated June 15, 1999, filed as an exhibit to the Tender Offer Statement on Schedule 14D-1 of Parent and Purchaser may also be designated by Purchaser as a Parent Designee. The information with respect to the Parent Designees has been supplied by Purchaser for inclusion herein.

                   CERTAIN INFORMATION CONCERNING THE COMPANY

     The authorized capital stock of the Company consists of 40,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $1.00 per share, of which 10,000 are designated as Series D Participating Convertible Preferred Stock and 150,000 are designated as Series E Participating Convertible Preferred Stock. As of the close of business on June 4, 1999, (i) 11,440,452 Common Shares were issued and outstanding, stock options to purchase an aggregate of 851,152 Common Shares under the Company's Long-Term Stock Incentive Plan (1989) and 1992 Stock Option Plan for Non-Employee Directors (collectively, the 'Option Plans') were outstanding, 883,912 Common Shares were reserved for issuance upon conversion of the 7% convertible subordinated notes due May 1, 2005 of the Company, and 188,467 Common Shares were reserved for issuance upon conversion of the Series D Participating Convertible Preferred Stock, and (ii) 577.18 shares of Series D Participating Convertible Preferred Stock were issued and outstanding, and 150,000 shares of Series E Participating Cumulative Preferred Stock were reserved for issuance upon exercise of the Rights associated with the Common Shares.

                      CURRENT MEMBERS OF THE COMPANY BOARD

     To the extent that the Company Board will consist of persons who are not among the Parent Designees, the Company Board is expected to consist of persons who are currently directors of the Company who have not resigned.

     The Company Board is a classified board presently consisting of seven directors. Directors are divided into three classes, each consisting, as nearly as possible, of one-third of the total number of directors. Class I, Class II and Class III directors hold office for 'staggered' terms which expire, respectively, in 2002, 2000 and 2001, in each case until their respective successors are elected at the annual meeting of stockholders to be held in each such year. Persons elected as directors are elected for a term of three years.

     The following table sets forth as to each director, his age, year first elected a director and business experience. This information was provided to the Company by the respective director.

                                           DIRECTOR     CLASS OF                   BUSINESS EXPERIENCE
            DIRECTORS               AGE      SINCE      DIRECTOR                AND CURRENT DIRECTORSHIPS
---------------------------------   ----   ---------    ---------   -------------------------------------------------
Joseph F. Alibrandi..............    70      1970           I       Mr. Alibrandi was elected Chairman of the Board
                                                                    in 1985 and was Chief Executive Officer from 1974
                                                                    until December 31, 1994. From 1970 until his
                                                                    election as Chairman of the Board of Whittaker,
                                                                    he served as President of the Company. He was
                                                                    elected President again in 1991 and served in
                                                                    such capacity until 1993. He became Chief
                                                                    Executive Officer and President of the Company
                                                                    again in September 1996. From 1991 to 1997, he
                                                                    also was Chairman of the Board of BioWhittaker,
                                                                    Inc. He was BioWhittaker's Chief Executive
                                                                    Officer from 1991 to 1992.
George H. Benter, Jr.............    57      1989          III      Since 1992, Mr. Benter has been President and
                                                                    Chief Operating Officer of City National Bank.
                                                                    From 1991 until 1992, he was Vice Chairman and
                                                                    Chief Credit Officer of Security Pacific
                                                                    Corporation (which merged in 1992 with
                                                                    BankAmerica Corporation). From 1987 until 1991,
                                                                    he was Vice Chairman of Security Pacific National
                                                                    Bank (which merged in 1992 with Bank of America
                                                                    N.T.&S.A.), and held numerous other positions
                                                                    with Security Pacific prior to 1987.(1), (2)
George Deukmejian................    71      1996          III      Since 1991, Mr. Deukmejian has been a partner of
                                                                    Sidley & Austin, Los Angeles, California. From
                                                                    1983 to 1991 he served as the Governor of the
                                                                    State of California.(2), (3)
Jack L. Hancock..................    69      1993          II       Mr. Hancock was an Executive Vice President of
                                                                    Pacific Bell from 1987 until his retirement in
                                                                    1993. From 1982 to 1987, he was with Wells Fargo
                                                                    Bank as an Executive Vice President. He was
                                                                    Senior Vice President at Chemical Bank (now Chase
                                                                    Manhattan Bank, N.A.) from 1978 to 1982. He
                                                                    retired from the U.S. Army as a Major General in
                                                                    1978.(1), (2)

                                           DIRECTOR     CLASS OF                   BUSINESS EXPERIENCE
            DIRECTORS               AGE      SINCE      DIRECTOR                AND CURRENT DIRECTORSHIPS
---------------------------------   ----   ---------    ---------   -------------------------------------------------
Edward R. Muller.................    47      1993          II       Since 1993, Mr. Muller has been President and
                                                                    Chief Executive Officer of Edison Mission Energy.
                                                                    From 1992 until 1993, he was the Company's Chief
                                                                    Financial Officer. He served as the Company's
                                                                    Chief Administrative Officer from 1988 until
                                                                    1992. Mr. Muller was appointed General Counsel
                                                                    and elected Vice President and Secretary of the
                                                                    Company in 1985, and served in such capacities
                                                                    until 1993. From 1991 until 1993, Mr. Muller was
                                                                    also Vice President, General Counsel and
                                                                    Secretary of BioWhittaker, Inc. (1), (3)
Gregory T. Parkos................    69      1984          III      Mr. Parkos joined the Company in 1979 and was
                                                                    elected a Vice President in 1980. He was named an
                                                                    Executive Vice President and elected to the Board
                                                                    of Directors in 1984. He was President and Chief
                                                                    Operating Officer of the Company from 1985 until
                                                                    his retirement as an officer in 1991. Mr. Parkos
                                                                    was elected Vice Chairman of the Company in May
                                                                    1997.(3)
Ronald B. Woodard................    56      1998           I       Mr. Woodard retired in February 1999 from The
                                                                    Boeing Company where he served as Senior Vice
                                                                    President of The Boeing Company and President of
                                                                    Boeing Commercial Airplane Group from December
                                                                    1993 to September 1998. He was Executive Vice
                                                                    President, Boeing Commercial Airplane Group, from
                                                                    March 1993 to December 1993, and from 1991 to
                                                                    March 1993, was Vice President and General
                                                                    Manager of the Renton Division, Boeing Commercial
                                                                    Airplane Group.(2), (3)

------------
(1) Member of the Audit Committee of the Board of Directors.
(2) Member of the Compensation and Stock Option Committee of the Board of Directors.
(3) Member of the Nominating and Governance Committee of the Board of Directors.

     The directors serve on the boards of directors of other publicly held companies as follows: Mr. Alibrandi -- Burlington Northern Santa Fe Corporation, Catellus Development Corporation and Jacobs Engineering Group Inc.; Mr.
Benter -- City National Bank and The Wet Seal, Inc.; Mr. Deukmejian -- Burlington Northern Santa Fe Corporation and Foundation Health Systems, Inc.; Mr. Hancock -- MGC Corporation and Union Bank of California; Mr.
Muller -- Global Marine, Inc.; Mr. Parkos -- Cookson PLC; and Mr.
Woodard -- Burlington Northern Santa Fe Corporation.

                                   MANAGEMENT

     The following table sets forth the names, ages and positions of the current executive officers of the Company.

               NAME                  AGE                                  POSITIONS
----------------------------------   ----  ------------------------------------------------------------------------

Joseph F. Alibrandi...............    70   President and Chief Executive Officer
Lynne M. O. Brickner..............    46   Vice President, Secretary and General Counsel
John K. Otto......................    45   Vice President, Chief Financial Officer and Treasurer
Roland G. Patitz..................    63   President, Whittaker Controls, Inc.
John J. Stobie....................    45   President, Safety Systems Division

     Mr. Alibrandi joined Whittaker in July 1970 as President and Director and served as Chief Executive Officer from November 1974 through January 1995. He became Chairman of the Board in December 1985 and has continuously served in such capacity since then. He was re-appointed President and Chief Executive Officer on September 30, 1996.

     Ms. Brickner joined Whittaker in September 1995 as Assistant General Counsel and Assistant Vice President. She was named Secretary and General Counsel in September 1996 and Vice President in October 1996. Prior to joining Whittaker, Ms. Brickner was a practicing attorney with Kaye, Scholer, Fierman, Hays & Handler since 1990.

     Mr. Otto joined Whittaker in 1983 as Whittaker's Manager of Banking and Cash. He was named Asssitant Treasurer in 1986 and Treasurer in 1988. He was appointed Vice President of the Company in December 1996 and Chief Financial Officer in 1997.

     Mr. Patitz joined Whittaker in 1976 as Vice President of Operations of Whittaker Controls, Inc. He was named President of Whittaker Controls, Inc. on December 1, 1997.

     Mr. Stobie joined Whittaker Controls in 1977 where he served as Materials Manager, Manufacturing Manager and Manufacturing Engineering Manager prior to his appointment in 1995 as Director of Operations of the Company's Safety Systems Division. In 1996 he was appointed Executive Vice President of Operations of the Company's Safety Systems Division, and on December 1, 1997, he was named President of the Safety Systems Division.

     Each executive officer of the Company serves at the pleasure of the Company Board. Compliance with Section 16(a) of the Exchange Act Section 16(a) of the Securities Exchange Act requires the Company's officers and directors, and persons who own more than 10 percent of the Company's Common Shares, to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the Securities and Exchange Commission and the New York Stock Exchange. Officers, directors and greater than 10 percent beneficial owners are required to furnish the Company with copies of all Forms 3, 4 and 5 which they file.

     Based solely on the Company's review of copies of such forms it has received, the Company believes that all of its officers, directors and greater than 10 percent beneficial owners have complied with all filing requirements applicable to them during fiscal 1998, except for (i) one new officer who did not timely report on Form 4 a transaction in which he elected to transfer certain Partnership Plan funds into the Whittaker Stock Fund and who filed a timely amendment on Form 5, and (ii) one new officer who did not timely report on Form 3 his holdings at the time of election as an executive officer and who filed a late amendment on Form 5.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following tables and footnotes thereto set forth information regarding the beneficial ownership of Common Shares as of June 4, 1999 (the 'Stock Ledger Date') by (a) each person known by the Company to be the beneficial owner of more than 5% of the outstanding Common Shares, (b) each of the Company's directors, (c) each Named Executive Officer (as defined in 'Summary Compensation Table') and (d) all directors and executive officers of the Company as a group. Unless otherwise noted in the footnotes, the persons named in the table have sole voting and investment power with respect to all Common Shares indicated as beneficially owned by them.

     Based on information available to it, the Company believes that the following persons held beneficial ownership of more than 5% of the outstanding Common Shares as of the Stock Ledger Date:

                                                                               AMOUNT AND
NAME AND ADDRESS                                                           NATURE OF OWNERSHIP    PERCENT OF CLASS(1)
------------------------------------------------------------------------   -------------------    -------------------
Canyon Capital Advisors LLC ............................................         2,074,550(2)            18.13%
  9665 Wilshire Boulevard
  Suite 200
  Beverly Hills, CA 90212
Blavin & Company, Inc. .................................................           969,376(3)             8.47%
  29621 Northwestern Highway
  Southfield, MI 48034
Joseph F. Alibrandi ....................................................           842,783(4)             7.21%
  c/o Whittaker Corporation
  1955 N. Surveyor Avenue
  Simi Valley, CA 93063
Dimensional Fund Advisors Inc. .........................................           808,700(5)             7.07%
  1299 Ocean Avenue
  11th Floor
  Santa Monica, CA 90401
Waveland Partners, L.P. ................................................           796,732(6)             6.96%
  333 West Wacker Drive
  Suite 1600
  Chicago, IL 60606

------------

(1) At the Stock Ledger Date, 11,440,452 shares were issued and outstanding.

(2) The holder discloses that it holds sole voting power and sole dispositive power as to the shares reported.

(3) The holder discloses that it holds sole voting power and sole dispositive power as to the shares reported.

(4) Includes 251,000 shares issuable upon exercise of outstanding stock options exercisable within 60 days of the Stock Ledger Date. Such shares have been added to the Common Shares outstanding as of the Stock Ledger Date for the purpose of computing the percentage of outstanding shares owned by Mr. Alibrandi but not for any other stockholder listed in this table.

(5) The holder discloses that it holds sole voting power and sole dispositive power as to the shares reported. The holder has advised the Company that it disclaims beneficial ownership of such shares.

(6) The holder discloses that it and its affiliated entities have shared voting power and shared dispositive power as to the shares reported.

     The following table sets forth, as of the Stock Ledger Date except where another date is indicated below, certain information with respect to the beneficial ownership of the Company's equity securities for each of the Company's directors, executive officers, and directors and executive officers as a group.

                                                                                AMOUNT AND NATURE OF      PERCENT
       TITLE OF CLASS                    NAME OF BENEFICIAL OWNER               BENEFICIAL OWNERSHIP    OF CLASS(1)
----------------------------  -----------------------------------------------   --------------------    -----------

COMMON STOCK                  DIRECTORS
                              Joseph F. Alibrandi                                       842,783 (2)         7.21%
                              George H. Benter, Jr.                                      16,955 (3)          (4)
                              George Deukmejian                                          12,155 (5)          (4)
                              Jack L. Hancock                                            15,955 (6)          (4)
                              Edward R. Muller                                          147,340 (7)         1.29%
                              Gregory T. Parkos                                          21,955 (8)          (4)
                              Ronald B. Woodard                                             --  (9)          (4)
                              EXECUTIVE OFFICERS
                              Joseph F. Alibrandi                                 (set forth above)
                              Lynne M. O. Brickner                                      54,304 (10)          (4)
                              John K. Otto                                             172,749 (11)         1.49%
                              Roland G. Patitz                                          47,327 (12)          (4)
                              John J. Stobie                                            46,053 (13)          (4)

                              All Directors and Executive Officers                   1,186,531 (14)        10.00%
                                as a Group (11 persons)
SERIES D PARTICIPATING
  CONVERTIBLE PREFERRED
  STOCK (15)
                              Joseph F. Alibrandi                                            577.18          100%

                              All Directors and Executive Officers                           577.18          100%
                                as a Group (11 persons)

 (1) At the Stock Ledger Date, 11,440,452 shares were issued and outstanding. The number of shares issuable under all outstanding stock options exercisable within 60 days of the Stock Ledger Date have been added to the Common Shares actually outstanding as of the Stock Ledger Date for the purpose of computing the percentage of outstanding shares owned by such person or such group of persons but not any other stockholder.

 (2) Includes 251,000 shares issuable upon exercise of outstanding stock options exercisable within 60 days of the Stock Ledger Date.

 (3) Includes 15,955 shares issuable upon exercise of outstanding stock options exercisable within 60 days of the Stock Ledger Date, but does not include 1,000 shares issuable upon exercise of outstanding stock options on or after September 26, 1999, and 1,956 shares issuable upon exercise of outstanding stock options on or after March 26, 2000.

 (4) The number of shares shown as beneficially owned represents less than 1% of the outstanding shares.

 (5) Includes 10,955 shares issuable upon exercise of outstanding stock options exercisable within 60 days of the Stock Ledger Date, but does not include 1,000 shares issuable upon exercise of outstanding stock options on or after September 26, 1999, and 1,956 shares issuable upon exercise of outstanding stock options on or after March 26, 2000.

 (6) Includes 13,955 shares issuable upon exercise of outstanding stock options exercisable within 60 days of the Stock Ledger Date, but does not include 1,000 shares issuable upon exercise of outstanding stock options on or after September 26, 1999, and 1,956 shares issuable upon exercise of outstanding stock options on or after March 26, 2000.

 (7) Includes 13,955 shares issuable upon exercise of outstanding stock options exercisable within 60 days of the Stock Ledger Date, but does not include 1,000 shares issuable upon exercise of

                                              (footnotes continued on next page)

(footnotes from previous page)
     outstanding stock options on or after September 26, 1999, and 1,956 shares issuable upon exercise of outstanding stock options on or after March 26, 2000. Mr. Muller shares voting power and investment power with respect to 133,385 shares of Common Stock.

 (8) Includes 11,955 shares issuable upon exercise of outstanding stock options exercisable within 60 days of the Stock Ledger Date, but does not include 1,000 shares issuable upon exercise of outstanding stock options on or after September 26, 1999, and 1,956 shares issuable upon exercise of outstanding stock options on or after March 26, 2000.

 (9) Does not include 1,000 shares issuable upon exercise of outstanding stock options on or after September 26, 1999, and 1,956 shares issuable upon exercise of outstanding stock options on or after March 26, 2000.

(10) Includes 53,334 shares issuable upon exercise of outstanding stock options exercisable within 60 days of the Stock Ledger Date, but does not include 1,666 shares issuable upon exercise of outstanding unvested stock options which will not vest until the average closing price of the Common Shares over a five-day period equals or exceeds $26.64. Also includes 970 shares allocated to Ms. Brickner's account under the Company's Partnership Plan.

(11) Includes 166,747 shares issuable upon exercise of outstanding stock options exercisable within 60 days of the Stock Ledger Date. Also includes 3,002 shares allocated to Mr. Otto's account under the Company's Partnership Plan.

(12) Includes 44,500 shares issuable upon exercise of outstanding stock options exercisable within 60 days of the Stock Ledger Date, but does not include a total of 1,833 shares issuable upon exercise of outstanding unvested stock options, of which (a) 500 shares will not vest until March 24, 2000 and
     (b) 1,333 shares will not vest until the earlier of (i) Whittaker Controls achieves defined levels of operating profit and return on assets or (ii) February 28, 2002. Also includes 1,827 shares allocated to Mr. Patitz's account under the Company's Partnership Plan.

(13) Includes 39,000 shares issuable upon exercise of outstanding stock options exercisable within 60 days of the Stock Ledger Date, but does not include a total of 2,500 shares issuable upon exercise of outstanding unvested stock options, of which (a) 500 shares will not vest until March 24, 2000, (b) 667 shares will not vest until February 23, 2001, and (c) 1,333 shares will not vest until the earlier of (i) Whittaker Safety Systems achieves defined levels of operating profit and return on assets or (ii) February 28, 2002. Also includes 7,053 shares allocated to Mr. Stobie's account under the Company's Partnership Plan.

(14) Includes an aggregate of 430,311 shares issuable upon exercise of outstanding stock options exercisable within 60 days of the Stock Ledger Date, but does not include as aggregate of 231,691 shares of which (a) 225,692 shares are issuable upon exercise of all vested (but not yet exercisable) outstanding stock options, and (b) 5,999 shares are issuable upon exercise of all unvested outstanding stock options. Also includes an aggregate of 12,852 shares allocated to the accounts of executive officers who participate in the Company's Partnership Plan. Directors of the Company do not participate in such plan.

(15) Each share of Series D Participating Convertible Preferred Stock, in connection with a qualifying transfer, will be automatically converted into
     326.531 Common Shares. A qualifying transfer occurs upon, among other things, any transfer of Series D Participating Convertible Preferred Stock to any third party who is not an affiliate or employee of the Company (both before and immediately after giving effect to such transfer) or pursuant to a transaction available to all holders of Common Shares, including any tender or exchange offer to purchase Common Shares or open market transaction.

     The Company has no reason to believe that the officers and directors of the Company did not have sole voting power and sole investment power with respect to the foregoing securities, except (i) with respect to Common Shares beneficially owned under the Company's Partnership Plan, pursuant to which the trustee has the power to vote shares but seeks each participant's direction on voting; and
(ii)
as to which beneficial ownership, voting power or investment power is disclaimed or shared as described in the footnotes set forth above.

                      COMPANY BOARD AND COMMITTEE MEETINGS

     The Company Board held 15 meetings during fiscal 1998. Attendance by the Company's directors at all Board meetings was 100% except as follows: at two special meetings, two directors were unable to attend these meetings; at two special meetings (held within four days of each other), one director was unable to attend because of illness; and at one special meeting, one director was unable to attend. Attendance of the Company's directors at all committee meetings during the year was 100%, with each director attending all of the meetings of the Company Board and committees on which he served. Directors are reimbursed for travel and other expenses related to attendance at Company Board and committee meetings.

     The Audit Committee, which met four times during fiscal 1998, reviews and acts or reports to the Company Board with respect to various auditing and accounting matters, including the selection of the Company's independent auditor, the scope of audit procedures, the nature of services to be performed for the Company by, and the fees to be paid to, the independent auditor, the performance of the Company's independent and internal auditors, and the accounting practices of the Company.

     The Compensation and Stock Option Committee, which met once during fiscal 1998, has been delegated the functions of the Company Board with respect to the compensation of executive officers and the administration of the Company's stock-based plans, including the granting of stock options and restricted stock.

     The Nominating and Governance Committee, which met twice during fiscal 1998, recommends nominees for election as directors at annual meetings of stockholders and to fill vacancies which may occur between annual meetings.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

     There are currently no employee directors serving on the Compensation Committee of the Company Board. The following non-employee directors currently serve on the Compensation Committee: George H. Benter, Jr., George Deukmejian, Jack L. Hancock, and Ronald B. Woodard.

                           COMPENSATION OF DIRECTORS

     Directors who are executive officers receive no compensation for Company Board and committee services. Other directors (excluding Mr. Alibrandi) receive annual fees of $20,000 for serving on the Company Board, annual fees of $2,500 per committee for serving on various committees, and an additional fee of $750 per day for participation in meetings of the Company Board and its committees, except for telephonic meetings having a duration of less than 30 minutes. Prior to October 1, 1996, Mr. Alibrandi received an annual fee of $30,000 for serving as Chairman of the Company Board, no annual fee for service on committees, and an additional fee of $1,500 per day for participation in meetings of the Company Board and its committees, except for telephonic meetings having a duration of less than 30 minutes. For his service as Chairman of the Company Board, Mr. Alibrandi was paid $1,500 for each day that he devoted a substantial portion of his time to the business and affairs of the Company. Such fees could not exceed $200,000 per fiscal year. Mr. Alibrandi also was entitled as Chairman to reimbursement for certain expenses. Effective October 1, 1996 and following Mr. Alibrandi's election as an executive officer of the Company, none of these fees was accrued or paid to Mr. Alibrandi. Mr. Parkos, for his service as Vice Chairman of the Company Board, receives a fee determined by the Company Board of $1,250 per day of service. Mr. Parkos received $95,000 in fees during fiscal 1998 for his service as Vice Chairman.

DIRECTORS' RETIREMENT PLAN

     Each director who is not an employee of the Company is paid upon the director's retirement from the Company Board, for the number of years equaling the director's years of service as a director, an annual payment in quarterly installments in an amount equal to the lesser of
(i) one and one-half times the basic annual fee (currently $20,000) payable during the last year of the director's service, or (ii) the total fees actually paid during the last twelve months of the director's service. No payments are paid after the death of a director except to a director's surviving spouse. Death while serving as a director is treated as retirement for purposes of the Directors' Retirement Plan. The Director's Retirement Plan was 'frozen' and no further benefits are to be accrued for service by directors after April 4, 1997.

WHITTAKER CORPORATION 1992 STOCK OPTION PLAN FOR NON-EMPLOYEE DIRECTORS

     The purposes of the Whittaker Corporation 1992 Stock Option Plan for Non-Employee Directors (the 'Directors Plan') are to attract and retain highly qualified individuals to serve as directors of the Company, to encourage such directors to acquire an equity interest in the Company in order to align more closely the interests of such directors with those of the Company's stockholders, and to compensate such directors for their contributions to the Company's growth and profitability.

     Each director of the Company who is not an employee of the Company or any of the Company's affiliates is an eligible director under the Directors Plan. There are currently six eligible directors: Messrs. Benter, Deukmejian, Hancock, Muller, Parkos and Woodard.

     In April 1997, the stockholders ratified amendments to the Directors Plan and to the Directors' Retirement Plan which were designed to align the interests of the directors more directly with those of the Company's stockholders by the issuance of stock options to directors and the termination of the Directors' Retirement Plan.

     Under the Amended and Restated Directors Plan, on the date of each annual meeting of the Company's stockholders, each eligible director who is a member of the Company Board on such date is granted an option (the 'Fixed Option') to acquire 1,000 Common Shares and an option (the 'Formula Option') to acquire a number of Common Shares based upon the following formula: 150% of the director's base compensation as a member of the Company Board during the prior 12 month period, divided by the product of the fair market value of the Common Shares and a percentage based on the Black-Scholes option pricing model as applied to the Common Shares. The provisions of the Directors Plan relating to Formula Options were added to replace future accruals of retirement benefits by the eligible directors under the Company's Directors' Retirement Plan, which was terminated and all accruals for retirement benefits were 'frozen' effective as of April 4, 1997, the date of approval by the stockholders of the amendments to the Directors Plan.

     The per share exercise price for each option granted under the Amended and Restated Directors Plan is equal to the fair market value of a Common Share on the date of grant and each option has a ten-year term, subject to earlier expiration one year after the date upon which a Director's status as an eligible director under the Directors Plan terminates for any reason, including death. Fixed Options granted under the Amended and Restated Directors Plan are not exercisable until six months after the date of grant and Formula Options are not exercisable until one year after the date of grant, except that in the event of a director's death, all of the director's outstanding options are then immediately exercisable. Options granted under the Amended and Restated Directors Plan may be exercised by payment in cash, cash equivalents or in shares of Common Stock, based upon the fair market value of any such non-cash consideration on the date of exercise.

     A total of 150,000 shares of the Company's Common Stock may be subject to options granted under the Amended and Restated Directors Plan.

     On March 26, 1999, each director who was then an eligible director received options under the Amended and Restated Directors Plan consisting of a Fixed Option of 1,000 shares and a Formula Option of 1,956 shares, all exercisable at the fair market price of $22.875 per share.

                       COMPENSATION OF EXECUTIVE OFFICERS

SUMMARY COMPENSATION TABLE

     The following table sets forth certain information concerning the annual and long-term compensation for services rendered in all capacities to the Company by each of the named executive officers for the fiscal years ended October 31, 1998, 1997 and 1996.

                                                                                               LONG TERM COMPENSATION
                                                  ANNUAL COMPENSATION                 ----------------------------------------
                                   -------------------------------------------------
                                                                           OTHER                       AWARDS
                                                                          ANNUAL      ----------------------------------------
                                                            BONUS         COMPEN-     RESTRICTED STOCK   SECURITIES UNDERLYING
   NAME AND PRINCIPAL POSITION     YEAR   SALARY($)(1)     ($)(2)        SATION($)      AWARD(S)($)           OPTIONS(#)
---------------------------------  ----   ------------   -----------   -------------  ----------------   ---------------------

Joseph F. Alibrandi .............  1998      418,000       600,000              --            --                 75,000
  Chairman, Chief Executive        1997      450,154        --                  --            --                100,000
  Officer and President            1996       40,192(7)     --                  --            --                  1,000(8)
Lynne M.O. Brickner .............  1998      187,000        50,000              --            --                 35,000
  Vice President and Secretary     1997      192,528        --                  --            --                 10,000
                                   1996      152,895        --                  --            --                     --
John K. Otto ....................  1998      187,000       250,000              --            --                 35,000
  Vice President, Chief            1997      124,485        --                  --            --                 57,500
  Financial Officer and            1996      117,462        --                  --            --                  6,000
  Treasurer (9)
Roland G. Patitz ................  1998      174,431       688,320              --            --                 35,000
  President, Whittaker             1997      131,574       371,900              --            --                  2,000
  Controls, Inc. (10)              1996      124,663        --                  --            --                  3,000
John J. Stobie ..................  1998      125,405       466,853              --            --                 35,000
  President, Whittaker             1997       88,000       102,875              --            --                  2,000
  Safety Systems (11)              1996       81,585        --                  --            --                  2,000


                                   PAYOUTS
                                   -------
                                    LTIP
                                   PAYOUTS       ALL OTHER
   NAME AND PRINCIPAL POSITION       ($)     COMPENSATION($)(3)
---------------------------------  -------   ------------------
Joseph F. Alibrandi .............     --            11,116(4)(5)
  Chairman, Chief Executive           --            13,515(5)(6)
  Officer and President               --             1,154(5)
Lynne M.O. Brickner .............     --             4,433
  Vice President and Secretary        --             5,370
                                      --               166
John K. Otto ....................     --             5,250
  Vice President, Chief               --             3,243
  Financial Officer and               --             4,509
  Treasurer (9)
Roland G. Patitz ................     --             5,000
  President, Whittaker                --             7,720
  Controls, Inc. (10)                 --             4,584
John J. Stobie ..................     --             2,524
  President, Whittaker                --               352
  Safety Systems (11)                 --             2,444

------------

 (1) Amounts represent cash compensation earned and received by executive officers.

 (2) Amounts represent cash bonuses which were accrued during the fiscal year shown but paid subsequent to the end of such fiscal year.

 (3) Unless otherwise noted, the amounts shown in this column constitute contributions by the Company under the Company's Partnership Plan, a defined contribution plan, for the benefit of the named executive officers.

 (4) Includes $5,145 paid in 1998 on behalf of Mr. Alibrandi for premiums under the Company's split-dollar life insurance policy.

 (5) In addition, Mr. Alibrandi continues to receive retirement benefits under the Whittaker Corporation Employee Pension Plan, the Supplemental Benefit Plan and the Excess Benefit Plan.

 (6) Includes $6,077 paid in 1997 on behalf of Mr. Alibrandi for premiums under the Company's split-dollar life insurance policy.

 (7) Mr. Alibrandi became Chief Executive Officer and President of the Company in September 1996.

 (8) Mr. Alibrandi retired as Chief Executive Officer of the Company in January 1995. On December 29, 1995, Mr. Alibrandi was granted options to purchase 1,000 shares under the 1992 Stock Option Plan for Non-Employee Directors.

 (9) Mr. Otto became Chief Financial Officer in October 1997.

(10) Mr. Patitz became President of Whittaker Controls, Inc. in December 1997.

(11) Mr. Stobie became President of Whittaker Safety Systems in December 1997.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth certain information concerning grants of options to purchase Common Shares made by the Company to the named executive officers during fiscal 1998:

                               INDIVIDUAL GRANTS

                                        NUMBER OF         PERCENT OF
                                       SECURITIES            TOTAL
                                       UNDERLYING       OPTIONS GRANTED      EXERCISE                      GRANT DATE
                                     OPTIONS GRANTED    TO EMPLOYEES IN       PRICE        EXPIRATION       PRESENT
               NAME                      (#)(1)           FISCAL YEAR      ($/SHARE)(2)       DATE       VALUE(3)(4)(5)
----------------------------------   ---------------    ---------------    ------------    ----------    --------------

Joseph F. Alibrandi...............        75,000(4)          19.9            $7.21875      12/12/2007       $159,742
Lynne M. O. Brickner..............        35,000(4)           9.3            $7.21875      12/12/2007       $ 74,546
John K. Otto......................        35,000(4)           9.3            $7.21875      12/12/2007       $ 74,546
Roland G. Patitz..................        35,000(4)           9.3            $7.21875      12/12/2007       $ 74,546
John J. Stobie....................        35,000(4)           9.3            $7.21875      12/12/2007       $ 74,546

------------

(1) The option price of each stock option which has been granted is not less than 100% of the market value of the Common Shares on the date of grant, and the term of each such option is 10 years, subject to earlier termination in certain events related to death, retirement or other termination of employment. Options become exercisable upon the earliest to occur of (i) the attainment of designated average closing prices of the Company's Common Shares over five consecutive trading days; (ii) the expiration of five years following the date of grant; or (iii) certain changes in control of the Company.

(2) The exercise price and tax withholding obligations related to exercise may be paid by delivery of already owned shares and/or by offset of the underlying shares, subject to certain conditions.

(3) The listed amounts do not reflect the value of the options after giving effect to the Merger Agreement, under which option holders will receive payment of the 'spread' between the Merger Consideration of $28 per share and the exercise price of their options.

(4) Based upon the Black-Scholes option valuation model. (See footnote 3 above.) Assumptions under the Black-Scholes model are: expected volatility of 33.3%; risk-free rate of return of 4.36%; dividend yield of 0%; and time of exercise at 3.3 years. No adjustments have been made for non-transferability or risk of forfeiture.

(5) At October 31, 1998, all of such options were currently exercisable.

     AGGREGATED OPTION EXERCISES IN FISCAL YEAR ENDED OCTOBER 31, 1998 AND
                         OCTOBER 31, 1998 OPTION VALUES

                                                                             NUMBER OF                 VALUE ($) OF
                                                                       SECURITIES UNDERLYING           UNEXCERCISED
                                                                            UNEXERCISED                IN-THE-MONEY
                                                                            OPTIONS AT                  OPTIONS AT
                                        SHARES ACQUIRED    VALUE       OCTOBER 31, 1998 (#)       OCTOBER 31, 1998 (1)(2)
                 NAME                   ON EXERCISE (#)   REALIZED   EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
--------------------------------------- ---------------   --------   -------------------------   -------------------------

Joseph F. Alibrandi....................       --             --           109,334/66,666                 457,813/0
Lynne M. O. Brickner...................       --             --            41,668/8,332                  212,500/0
John K. Otto...........................       --             --            78,413/38,334                 303,190/0
Roland G. Patitz.......................      1,000         $7,406          41,833/4,500                  218,110/0
John J. Stobie.........................       --             --            37,667/3,833                  218,110/0

------------

(1) Based on the difference between the average of the high and low market price of the Company's Common Stock on October 31, 1998 and the exercise price.

(2) The listed amounts do not reflect the value of the options after giving effect to the Merger Agreement, under which option holders will receive payment of the 'spread' between the Merger Consideration of $28 per share and the exercise price of their options.

EMPLOYEES' PENSION PLAN

     The Company maintains the Employees' Pension Plan for the benefit of all eligible employees, including executive officers. Directors of the Company who are not also employees do not participate in the Employees' Pension Plan. The Employees' Pension Plan is a tax-qualified, Company funded plan subject to the provisions of the Employee Retirement Income Security Act of 1974. Company contributions to the Employees' Pension Plan are actuarially determined, and benefits are computed based upon years of service and remuneration. As a result of an amendment to the Employee's Pension Plan, effective October 31, 1994 benefits were 'frozen' for all participants in the plan: adjustments for changes in credited years of service ceased on October 31, 1994, and adjustments for changes in remuneration ceased on December 31, 1994.

     The Internal Revenue Code (the 'Code') limits the annual benefits which may be paid from a tax-qualified retirement plan. The Company has adopted various supplemental plans for the benefit of executive officers which authorize the payment of benefits in excess of the limits imposed by the Code. Under such plans, aggregate pension benefits for executive officers are equal to the excess of (i) the annual benefits which would be payable pursuant to the Employees' Pension Plan without regard to the limitations under the Code or to a formula change under the Employees' Pension Plan which took effect on January 1, 1989; over (ii) the amounts actually payable under the Employees' Pension Plan. These supplemental plans were 'frozen' as described in the preceding paragraph, and are hereinafter referred to as the frozen supplemental plans.

     The Company adopted a separate supplemental plan in 1996 which provides a targeted level of replacement income at retirement for selected executive officers of the Company. The target is 60% of compensation. The targeted benefit is offset by 50% of the Social Security benefit and all company provided qualified retirement plan benefits. The benefit is payable at age 65 in the form of a life annuity, and is reduced for less than 15 years of credited service. To the extent that the offsets exceed the targeted retirement income, the fixed components (Social Security and the company provided qualified retirement plan benefits) are still payable.

     The following table shows, for Messrs. Otto, Stobie and Patitz and Ms. Brickner, the estimated annual benefits payable under the supplemental plan, the Employees' Pension Plan, employer provided benefits under all other qualified retirement plans, and 50% of the Social Security retirement benefit. These amounts are payable at age 65, including the effect of the freeze in benefits described above.

                                                                         YEARS OF SERVICE
                                                            ------------------------------------------
               FINAL AVERAGE COMPENSATION                      5         10          15          20
---------------------------------------------------------   -------    -------    --------    --------

$ 50,000.................................................   $     0    $10,000    $ 30,000    $ 30,000
  75,000.................................................         0     15,000      45,000      45,000
 100,000.................................................         0     20,000      60,000      60,000
 125,000.................................................         0     25,000      75,000      75,000
 150,000.................................................         0     30,000      90,000      90,000
 175,000.................................................         0     35,000     105,000     105,000
 200,000.................................................         0     40,000     120,000     120,000
 225,000.................................................         0     45,000     135,000     135,000
 250,000.................................................         0     50,000     150,000     150,000
 300,000.................................................         0     60,000     180,000     180,000
 350,000.................................................         0     70,000     210,000     210,000
 400,000.................................................         0     80,000     240,000     240,000

     The compensation upon which annual benefits are based for active participants in the supplemental plan is the average of the highest annual compensation paid during any three consecutive years of employment with the Company. For this purpose, compensation includes base compensation plus up to $100,000 annual bonus for division managers, and base compensation plus annual bonus for participants other than division managers. Compensation for determining benefits under the frozen supplemental plans was based on the provisions of the plans at the time the plans were frozen.

     The compensation upon which annual benefits are based for all participants in the Employees' Pension Plan is the average of the highest annual cash compensation paid during five consecutive years within the final ten years of employment. For this purpose cash compensation includes salary and bonus but does not include the auto allowance component of salary or any compensation earned after December 31, 1994.

     Messrs. Otto, Patitz and Stobie and Ms. Brickner have approximately 16, 23, 21 and 3 years of service with the Company, respectively. Mr. Patitz and Mr. Stobie are division presidents. Retirement benefits are computed on a straight-life annuity basis. The benefits listed in the tables set forth above include retirement income from the supplemental retirement plan, the frozen Employees' Pension Plan, employer provided benefits under all other qualified retirement plans, and 50% of the Social Security retirement benefit. Messrs. Otto, Patitz and Stobie and Ms. Brickner have estimated annual accrued frozen benefits in the Employees' Pension Plan of $24,176, $18,720, $34,932 and $0, respectively, payable at age 65.

     Mr. Alibrandi retired from the Company on December 31, 1994 with approximately 25 years of service under the Employees' Pension Plan, and receives a retirement benefit under the Employees' Pension Plan and the frozen supplemental plans equal to $27,897 per month. Mr. Alibrandi returned to active service with the Company in September 1996 and his retirement benefits are not affected by his return.

SEVERANCE POLICY

     The Severance Policy provides up to 12 months' base salary to a participant if specified events, such as the termination of the participant's employment, occur after certain changes in control of the Company. Executive employees designated by the Compensation and Stock Option Committee are entitled to the benefits of the policy if they elect to accept the benefits and agree to provide consulting services during the period for which the benefits are to be paid. The Severance Policy is administered by the Compensation and Stock Option Committee of the Company Board. Mr. Otto and Ms. Brickner have been designated as participants by the Compensation and Stock Option Committee. Mr. Otto and Ms. Brickner have thus far elected to accept the benefits of the policy.

CERTAIN BONUS ARRANGEMENTS

     The Company entered into certain bonus agreements (the 'Bonus Agreements') with Mr. Otto and Ms. Brickner on April 5, 1999 (the 'Bonus Agreement Date'). Pursuant to these Bonus Agreements, Mr. Otto and Ms. Brickner would each receive a $100,000 bonus (the 'Bonus') upon the earlier of: (a) the effective time of a Change of Control Transaction or (b) the first anniversary of the Bonus Agreement Date if no Change of Control Transaction occurs (each of the foregoing, a 'Triggering Event'). The Bonus is payable immediately upon the Triggering Event in a cash lump sum. For the purposes of the Bonus Agreements, the following terms have the following meanings: (1) 'Change of Control' means the (a) acquisition by any person or group of more than fifty percent (50%) of the outstanding voting stock of the Company or (b) the change within any 12-month period of more than fifty percent (50%) of the directors of the Company; and (2) 'Change of Control Transaction' means a transaction which results in a Change of Control.

                          CORPORATE PERFORMANCE GRAPH

     The following graph shows a five-year comparison of cumulative total returns for the Company, the S&P 500 Composite Index, and Dow Jones Aerospace and Defense Index. The stock price performance on the following graph is not necessarily indicative of future stock price performance.

                COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN*
                 AMONG WHITTAKER CORPORATION, THE S&P 500 INDEX
                  AND THE DOW JONES AEROSPACE & DEFENSE INDEX



                             [PERFORMANCE GRAPH]


          Whittaker Corp.         S&P 500           Dow Jones Aerospace & Defense
10/93          100                  100                         100
10/94          141                  104                         120
10/95          151                  131                         183
10/96          108                  163                         260
10/97           80                  215                         293
10/98          101                  263                         280



------------

* Assumes that the value of the investment in the Company's Common Stock and each index was $100 on October 31, 1993 and that all dividends were reinvested.

The Company has historically used the Dow Jones Aerospace and Defense Index for performance comparison purposes.

                                 EXHIBIT INDEX

EXHIBIT
NUMBER
-------

  (a)(1)  Letter to Stockholders of the Company dated June 15, 1999
  (a)(2)  Press Release issued by the Company dated June 9, 1999
  (a)(3)  Opinions of CIBC World Markets Corp. and Credit Suisse First Boston Corporation dated June 9, 1999
          (included as Annexes A-1 and A-2 respectively)
  (b)     None
  (c)(1)  Agreement and Plan of Merger dated as of June 9, 1999, between Parent and the Company
  (c)(2)  Letter Agreement dated June 4, 1999, from the Company to Parent
  (c)(3)  Letter dated June 9, 1999, from Joseph F. Alibrandi to Parent